07026976

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

10 September 2007

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption
June Submissions

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 July to 31 August 2007

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

Alliance & Leicester plc
Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

July/August 2007

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 30 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

Various	6 July 2007
Various (x 2)	31 July 2007
Various	7 August 2007
Simon Baum	16 August 2007
Mary Francis	23 August 2007
Rhodes/Dawkins/Baum	30 August 2007

Interim Results – 6 months ended 30 June 2007

Voting Rights and Capital – July 2007
Voting Rights and Capital – August 2007

TR1 – Notification of Major Interests in Shares re Legal & General Grp plc

Information distributed to the Company's security holders

Nil

1990006 (9/06)

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	06	2007	28	06	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2000		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.81		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	Ordinary 50p	2,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ____________ **Date** 3 July 2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 125

Schedule of Allotments
Date of Exercise: 28/06/2007

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Peter	Holloway	57 Ack Lane East	Bramhall	Cheshire	SK7 2BE	0	2000	2,000	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							2000	**2,000**	**0**	**0**

co form File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	600	331	387
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	668	705	813

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details *(list joint allottees as one shareholder)*	**Shares and share class allotted**	
Name(s): SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1318
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 5 July 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 03 July 2007

Alliance Leicester

Early Exercise 2004 Plan

Name				**Address**				**Total Options Exercised**
MRS	JILL	BEEVERS	4 BROWNS CLOSE	MAWSLEY	KETTERING	NORTHANTS	NN14 1GL	250
MRS	SYLVIA	DEAN	24 LEOPOLD ROAD	WATERLOO	LIVERPOOL	L22 6QZ		100
MR	NICHOLAS	FREEMAN	51 LEATHERHEAD ROAD	ASHTEAD	SURREY	K121 2TP		250
							Total	**600**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 03 July 2007

Alliance Leicester

Early Exercise 2005 Plan

Name				**Address**				**Total Options Exercised**
MRS	JILL	BEEVERS	4 BROWNS CLOSE	MAWSLEY	KETTERING	NORTHANTS	NN14 1GL	151
MRS	SYLVIA	DEAN	24 LEOPOLD ROAD	WATERLOO	LIVERPOOL	L22 6QZ		90
MRS	CAROLE	RIOZZI	56 BLUNDELL ROAD	HIGHTOWN	LIVERPOOL	L38 9EQ		90
							Total	**331**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 03 July 2007

Alliance Leicester

Early Exercise 2006 Plan

Name			Address				Total Options Exercised
MRS	JILL	BEEVERS	4 BROWNS CLOSE	MAWSLEY	KETTERING	NORTHANTS NN14 1GL	166
MR	NICHOLAS	FREEMAN	51 LEATHERHEAD ROAD	ASHTEAD	SURREY	KT21 2TP	221
						Total	**387**

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 07 / 2007	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,074		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	11.25		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
CAPITA IRG LIMITED	Ordinary	9074
Address 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 06 July 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

RECEIVED 2007 SEP 27 A 9:23

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	878	563	215
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	668	705	813

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1656
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 26 July 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

6608

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 26 July 2007

Alliance Leicester

Early Exercise 2004 Plan

Name			**Address**				**Total Options Exercised**
MRS	VALERIE	HINTON	SOUTH	MAGHULL	LIVERPOOL	L31 7DQ	375
MRS	ALISON	JONES	5 WESTBRIDGE	MAGHULL	MERSEYSIDE	L31 2PQ	375
MISS	KIM	TREANOR	81 FRIAR STREET	ST HELENS	MERSEYSIDE	WA10 6NS	128
						Total	**878**

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 26 July 2007

Alliance Leicester

Early Exercise 2005 Plan

Name			**Address**				**Total Options Exercised**
MRS	VALERIE	HINTON	SOUTH	MAGHULL	LIVERPOOL	L31 7DQ	302
MRS	ALISON	JONES	5 WESTBRIDGE	MAGHULL	MERSEYSIDE	L31 2PQ	182
MISS	KIM	TREANOR	81 FRIAR STREET	ST HELENS	MERSEYSIDE	WA10 6NS	79
						Total	**563**

813

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date: 26 July 2007

Alliance Leicester

Early Exercise 2006 Plan

Name			**Address**				**Total Options Exercised**
MRS	COLETTE	WILLIAMS	DRIVE	FORMBY	LIVERPOOL	L37 2LX	215
						Total	**215**

File No. 82-4964

Companies House
- for the record -

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 3	0 8	2 0 0 7	0 3	0 8	2 0 0 7

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1597		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 1,597
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 6.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 130

Schedule of Allotments

Date of Exercise: 03/08/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
David	Churchill	22 High Street	Kibworth	Beauchamp	Leicester	LE8 0LR		0	1597	1,597	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									1597	**1,597**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED
2007 SEP 27 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	08	2007	02	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6408	1000	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.34	£6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 7,408
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 6.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 129

Schedule of Allotments

Date of Exercise: 02/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Steven John	Stopani	Barn Cottage	Top End	Pytchley	Northamptonshire	NN14 1EX	0	2073	2,073	0	0
Nicola Jane	Veall	60 Howard Road	Clarendon Park	Leicester	Leicestershire	LE2 1XH	0	1000	1,000	0	0
Richard Graham	Price	17 The Chase	Knaresborough	North Yorkshire	HG5 0SY	0	0	3792	3,792	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								6865	**6,865**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 129

Schedule of Allotments

Date of Exercise: 02/08/2007

Forenames	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Graham	Price	17 The Chase	Knaresborough	North Yorkshire	HG5 0SY			543	543	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								543	**543**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED
2007 SEP 27 A 9:20

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	07	2007	30	07	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	942		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 942
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 6.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 127

Schedule of Allotments

Date of Exercise: 30/07/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Keith Lawrence	Groves	26 Sandy Road	Norton	Stourbridge	West Midlands	DY8 3AH	0	942	942	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								942	**942**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	08	2007	01	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11172		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 11,172
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] **Date** 6.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 128

Schedule of Allotments

Date of Exercise: 01/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ian Frank	Tandy	Bridle Cottage	Fernie Chase	Thorpe Langton	Leicestershire	LE16 7SE	0	5586	4,961	625	0
David Philip	Ramsden	3 Ennerdale Cl	Gamston	Nottingham	NG2 6NG	0	0	5586	4,961	625	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								11172	**9,922**	**1,250**	**0**

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30 07 2007	30 07 2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26751		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 26,751
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] **Date** 6.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116.200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 126

Schedule of Allotments
Date of Exercise: 30/07/2007

Forenames	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Andrew Mark	Muddimer	10 Stoneygate Road	Leicester	LE2 2AB				1055	1,055	0	0
Edmund	Smy	3 Martins Way	Orton	Waterville	Peterborough	PE2 5DY		1648	1,648	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								2703	**2,703**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 126

Schedule of Allotments

Date of Exercise: 30/07/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Donna Marie	Leech	Mannville House	6 Yew Tree Close	Willoughby Waterleys	Leicestershire	LE8 6BU		1697	1,697	0	0
Fiona Jane	Thompson	Rocholme	Nemos Close	Helsby	Frodsham	Cheshire	WA6 9QG	1636	1,636	0	0
Mark Percival	Tomlinson	9 Pinewood Close	Scarisbrick	Southport	Merseyside	PR8 5LL		6402	6,402	0	0
Simon Mark	Brady	Orchard View	Sandmead Road	Sandford	Winscombe	North Somerset	BS25 5QG	3781	3,781	0	0
Glyn Roy	Evans	29 Fairstone Hill	Oadby	Leicester	Leicestershire	LE2 5RN		1602	1,602	0	0
Mehrdad	Yousefi	4 Mayfield Place	Eastbourne	East Sussex	BN22 8XJ			4863	4,863	0	0
Andrew Mark	Muddimer	10 Stoneygate Road	Leicester	LE2 2AB				913	913	0	0
Keith Lawrence	Groves	26 Sandy Road	Norton	Stourbridge	West Midlands	DY8 3AH		1644	1,644	0	0
David Stephen	Mccarthy	29 Robotham Close	Narborough	Leicester	LE19 2RH			1510	1,510	0	0
								24048	**24,048**	**0**	**0**

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,015		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	10.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CAPITA IRG TRUSTEES LTD	Class of shares allotted: Ordinary	Number allotted: 10015
Address: THE REGISTRY 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode: BR3 4TU		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 08-08-2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	08	2007	07	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5411		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 5,411
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] **Date** 7 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,	
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL	
	Tel 0116 200 2778
DX number 11000	DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 131

Schedule of Allotments

Date of Exercise: 07/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Simon James	Hull	Toad Hall	New Road	Laxey	Isle Of Man	IM4 7BF	0	5411	5,411	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								5411	**5,411**	**0**	**0**

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	06	06
Month	08	08
Year	2007	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4633		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 4,633
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ______________________ **Date** 7 August 2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	131
Schedule of Allotments	
Date of Exercise:	06/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Kevin John	Chowne	13 Glebe Road	West Bridgford	Nottingham	NG2 6DS	0	0	4633	4,633	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								4633	**4,633**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	08	2007	07	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1725		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 1,725
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [1]

Signed [signature] Date 8 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Unapproved Company Share Option Scheme

Batch NO 132

Schedule of Allotments

Date of Exercise: 07/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Michael Ernest	Ashton	10 Denis Road	Burbage	Hinckley	Leicestershire	LE10 2LR	0	1725	1,725	0	0
								1725	**1,725**	**0**	**0**

File No. 82-4[illegible]

Companies House
for the record

RECEIVED
2007 SEP 27 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	08	2007	08	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	60701		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 60,701
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] **Date** 8.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Unapproved Company Share Option Scheme

Batch NO 129

Schedule of Allotments

Date of Exercise: 02/08/2007

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard Alan	Pym	24 Mymms Drive		Brookmans Park Hatfield	Hertfordshire	AL9 7AF		0	60701	60,701	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									60701	**60,701**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	08	2007	08	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4546		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 4,546
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 3

Signed [signature] Date 9.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 133

Schedule of Allotments
Date of Exercise: 08/08/2007

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Martyn Dean	Jackson	198 Rugby Road	Milverton	Leamington Spa	CV32 6DU	0	1467	1,467	0	0
Alexander	Smith	Flat 49	Worsley Mill	Blantyre Street	Manchester	M15 4LG	1327	1,327	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							2794	**2,794**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 133

Schedule of Allotments

Date of Exercise: 08/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Martyn Dean	Jackson	198 Rugby Road	Milverton	Leamington Spa	CV32 6DU	0	0	200	200	0	0
								200	**200**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 133

Schedule of Allotments

Date of Exercise: 08/08/2007

Forename	Surname	Address			Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Sandra Judith	Odell	10 Wards Lane Yelvertoft Northamptonshire NN6 6LY	0	0	1552	1,552	0	0
					1552	**1,552**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	08	2007	09	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4208		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 4,208
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ____________ **Date** 4.8.07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme *Unapproved Company Share Option Scheme*

Batch NO 134

Schedule of Allotments

Date of Exercise: 09/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ewan	Edwards	Dalestorth Farm	Main Street	Allington	Grantham	Lincolnshire	NG32 2DN	4208	4,208	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								4208	**4,208**	**0**	**0**

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	138	516	318
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	689	668	705

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Louise Waite	Class of shares allotted: Ordinary	Number allotted: 138
Address: 72 Scargill Road West Hallam Derby		
UK postcode: DE7 6LF		
Name(s): John Marsh	Class of shares allotted: Ordinary	Number allotted: 834
Address: 44 Arundel Road Hillside Southport Merseyside		
UK postcode: PR8 3DQ		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________ Date 13 Aug 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4376

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16 / 08 / 2008	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,342	2,408	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.89	6.32	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Harsha Patel	Ordinary	1342
Address: 2 Greaves Avenue Melton Mowbray Leics		
UK postcode: LE13 0LE		
Name(s): Alan Smith	Ordinary	2408
Address: Woodhill Ormes Lane Tettenhall Wood Wolverhampton		
UK postcode: WV6 8LL		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed _______________ Date 16 Aug 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	08	2007	24	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2418		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 2,418
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan

Batch NO 142

Schedule of Allotments

Date of Exercise: **24/08/2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Brian	Cheyne	4 The Mount	Aspley Guise	Bedfordshire	MK17 8EA	0	0	305	305	0	0
Brian	Cheyne	4 The Mount	Aspley Guise	Bedfordshire	MK17 8EA	0	0	1098	1,098	0	0
Brian	Cheyne	4 The Mount	Aspley Guise	Bedfordshire	MK17 8EA	0	0	366	366	0	0
Brian	Cheyne	4 The Mount	Aspley Guise	Bedfordshire	MK17 8EA	0	0	649	649	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								2418	**2,418**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED
2007 SEP 27 A 9:23

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	08	2007	23	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3236		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 3,236
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u>	Unapproved Company Share Option Scheme
Batch NO	141
Schedule of Allotments	
Date of Exercise:	23/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Charles Stuart	Wilson	The Lake House	15 Malthouse Meadow	Hillfield Hall	Solihull	B91 3DB	0	1,732	1,732	0	0
Nicholas A	Cooper	24 Heron Road	Oakham	Rutland	Leicestershire	LE15 6BN	0	1,504	1,504	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								3,236	**3,236**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	08	2007	22	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3770	1100	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.34	£6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100	100	

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	4,870
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 140

Schedule of Allotments

Date of Exercise: 22/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Adrian Paul	Hallard	Hay House Farm	Belmont Road	Ipstones	Staffordshire	ST10 2JR	0	2272	2,272	0	0
Nicola Jane	Veall	60 Howard Road	Clarendon Park	Leicester	Leicestershire	LE2 1XH	0	1100	1,100	0	0
								3372	**3,372**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 140

Schedule of Allotments

Date of Exercise: 22/08/2007

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Scott Franklyn	Borman	27 Yarborough Crescent	Lincoln	LN1 3NF	0	0	1498	1,498	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							1498	**1,498**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	*Day Month Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	1 3 0 8 2 0 0 7	1 3 0 8 2 0 0 7

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6204	2338	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.34	£0.00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100	100	

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address	Ordinary 50p	8,542
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 08L
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Deferred Bonus Plan
Batch NO 136

Schedule of Allotments
Date of Exercise: **13/08/2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Charles Toby Fitzherbert	White	The Manor House	Hopton Wafers	Nr Cleobury	Mortimer	Shropshire	DY14 0NA	2338	2,338	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								2338	**2,338**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 136

Schedule of Allotments

Date of Exercise: 13/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Ian Stewart	Rubery	42 Mill Hill	Baginton	Coventry	CV8 3AG	0	0	4323	4,323	0	0
Stephen	Hay	10 Carnforth Close	Croxteth Park	West Derby	Merseyside	L12 0HP	0	1881	1,881	0	0
								6204	**6,204**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	08	2007	23	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1907		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	Ordinary 50p	1,907
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ______ Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 140

Schedule of Allotments
Date of Exercise: 23/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Roy	Hewitt	6 Howells Avenue	Great Sutton	South Wirral	CH66 2SZ	0	0	1907	1,907	0	0
								1907	**1,907**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED

2007 SEP 27 A 9:29

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day / Month / Year	Day / Month / Year
	10 / 08 / 2007	10 / 08 / 2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8447	5441	2338
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.34	£8.60	£0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 16,226
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed ______ Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 135

Schedule of Allotments
Date of Exercise: 10/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Gordon Graham	Daniels	20 Kingston Close	Mere View	Bolton Road	Bury	Lancashire	BL8 2EN	1994	1,744	250	0
								1994	**1,744**	**250**	**0**

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan
Batch NO	135
Schedule of Allotments	
Date of Exercise:	**10/08/2007**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Charles Toby Fitzherbert	White	The Manor House	Hopton Wafers	Nr Cleobury	Mortimer	Shropshire	DY14 0NA	2338	2,338	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								2338	**2,338**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 135

Schedule of Allotments
Date of Exercise: 10/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to *participant*	Issue to *Spouse*
Charles Toby Fitzherbert	White	The Manor House	Hopton Wafers	Nr Cleobury	Mortimer	Shropshire	DY14 0NA	6453	6,453	0	0
Charles Toby Fitzherbert	White	The Manor House	Hopton Wafers	Nr Cleobury	Mortimer	Shropshire	DY14 0NA	5441	5,441	0	0
								11894	**11,894**	**0**	**0**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	08	2007	13	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4012		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.60		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 4,012
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed ____________ Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Unapproved Company Share Option Scheme
Batch NO	135
Schedule of Allotments	
Date of Exercise:	13/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Georgina Wendy	Broad	Glebe House	13 Station Road	Market Bosworth	Leicestershire	CV13 0JS	0	4012	4,012	0	0
								4012	**4,012**	**0**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED
2007 SEP 27 A 7:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	08	2007	15	08	2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6278		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 6,278
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,	
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL	
	Tel 0116 200 2778
DX number 11000	DX exchange LEICESTER14

<u>ALLIANCE & LEICESTER PLC</u>

<u>Scheme</u> Deferred Bonus Plan

Batch NO 138

Schedule of Allotments

Date of Exercise: **15/08/2007**

Forenames	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Simon Graydon	Baum	41 Sanders Road	Quorn	Loughborough	Leicestershire	LE12 8JN	0	3139	1,292	1,847	0
Simon Graydon	Baum	41 Sanders Road	Quorn	Loughborough	Leicestershire	LE12 8JN	0	3139	1,292	1,847	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								6278	**2,584**	**3,694**	**0**

File No. 82-4964

Companies House
for the record

RECEIVED
2007 SEP 27 A 9:29

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21 08 2007	21 08 2007

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1693		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh or LP - 4 Edinburgh 2

Form revised 10/03

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 1,693
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 28 August 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 139

Schedule of Allotments
Date of Exercise: 21/08/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Barbara Hazel	Collier	Anvils Rest	Forge End	East Stour	Nr Gillingham	Dorset	SP8 5NF	1693	1,693	0	0
0	0	0	0	0	0	0	0	0	0	0	0
								1693	**1,693**	**0**	**0**

Companies House
for the record

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	09	2007	04	09	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13368	1401	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.34	£8.60	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form Revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted ORDINARY 50p	Number allotted 14769
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 5 September 2001

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SUE KETTELL, SHARE SCHEMES, ALLIANCE + LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 143

Schedule of Allotments

Date of Exercis 04/09/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
DAVID	WARSOP	11 GREEN LEYS	COMPTON ACRES	WEST BRIDGFORD	NOTTINGHAMSHIRE	NG2 7RX	1683	1,683	0	0
LESLIE	TOWERS	27 WINWICK PARK AVENUE	WINWICK	WARRINGTON	CHESHIRE	WA2 8XB	6284	6,284	0	0
RICHARD A	SMITHIES	COBWEB COTTAGE	LADY GATE	DISEWORTH	DERBYSHIRE	DE74 2QF	3826	3,826	0	0
WILLIAM	HAZELL	HILL BECK	37 HAWTHORNE DRIVE	THORNTON	LEICESTERSHIRE	LE67 1AW	1575	1,575	0	0
WILLIAM	HAZELL	HILL BECK	37 HAWTHORNE DRIVE	THORNTON	LEICESTERSHIRE	LE67 1AW	1401	1,401	0	0
							14769	**14,769**	**0**	**0**

coform

File No. 82-4964 **88(2)**

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	32363713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,716	354	166
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	632	689	705

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	2236
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 31 August 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 32363713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	338		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	813		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Debra Johnson	Class of shares allotted: Ordinary	Number allotted: 338
Address: 48 Water Street Thornton Liverpool		
UK postcode: L23 1TD		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 31 August 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	11	11.25
D J Bennett	Yes	Yes	11	11.25
C S Rhodes	Yes	Yes	11	11.25
S G Baum	Yes		11	11.25
I D Buchanan	Yes		11	11.25
S G Dawkins	Yes		11	11.25
B P Glover	Yes		11	11.25
I J Hares	Yes		11	11.25
R J Hopwood	Yes		11	11.25
S Leonard	Yes		11	11.25
T S Lloyd	Yes		11	11.25
S Murphy	Yes		11	11.25
L Permutt	Yes		11	11.25
G Pilkington	Yes		11	11.25
G Wilkinson	Yes		11	11.25

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

165

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.25

13. Date and place of transaction

5 July 2007 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 July 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew

Telephone: 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

6 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
D J Bennett	Yes	Yes	40,368	10.17	30 July 2007
R L Banks	Yes	Yes	18,063	10.17	30 July 2007
C S Rhodes	Yes	Yes	27,129	10.17	30 July 2007
S K Astley	Yes		11,936	10.17	30 July 2007
G Pilkington	Yes		10,707	10.17	30 July 2007
G Wilkinson	Yes		8,722	10.17	30 July 2007
S G Dawkins	Yes		7,483	10.17	30 July 2007
I J Hares	Yes		8,156	10.17	30 July 2007
A P Robinson	Yes		7,170	10.17	30 July 2007
M A Thomas	Yes		20,280	10.17	30 July 2007
S Leonard	Yes		7,503	10.17	30 July 2007
S G Baum	Yes		8,888	10.17	30 July 2007
B P Glover	Yes		12,339	10.17	30 July 2007
T S Lloyd	Yes		12,906	10.17	30 July 2007
S Murphy	Yes		7,497	10.17	30 July 2007
F Rodford	Yes		8,758	10.17	30 July 2007
I D Buchanan	Yes		20,944	10.17	30 July 2007
R J Hopwood	Yes		8,156	10.17	30 July 2007

3. Period during which or date on which it can be exercised

Period of Exercise 30/07/2010 to 29/07/2017

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Unapproved Options under the Alliance & Leicester plc 2006 Company Share Option Plan

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

31 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
G Pilkington	Yes	2,949	10.17	30 July 2007
B P Glover	Yes	2,949	10.17	30 July 2007
F Rodford	Yes	2,949	10.17	30 July 2007

3. Period during which or date on which it can be exercised

Exercise Period 30/07/2010 to 29/07/2017

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Approved Options under the Alliance & Leicester plc 2006 Company Share Option Plan

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

31 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares on which options	Exercise Price per Share	Date of Grant

		Granted	£	
I Buchanan	Yes	11,309	Nil	30 July 2007

3. Period during which or date on which it can be exercised

Exercise Period 30/07/2010 to 29/07/2012

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Nil cost options granted under the Alliance & Leicester plc Long Term Incentive Plan.

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

31 July 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	12	10.20
C S Rhodes	Yes	Yes	12	10.20
R L Banks	Yes	Yes	12	10.20
S G Baum	Yes		12	10.20
I D Buchanan	Yes		12	10.20
S G Dawkins	Yes		12	10.20
B P Glover	Yes		12	10.20
I J Hares	Yes		12	10.20
R J Hopwood	Yes		12	10.20
S Leonard	Yes		12	10.20
T S Lloyd	Yes		12	10.20
S Murphy	Yes		12	10.20
L Permutt	Yes		12	10.20
G Pilkington	Yes		12	10.20
G Wilkinson	Yes		12	10.20

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

180

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£10.20

13. Date and place of transaction

6 August 2007 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

6 August 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew

Telephone: 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

7 August 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Simon Baum	Yes	6,278	Nil

Exercise of options granted in March 2004 under the Alliance & Leicester Deferred Bonus Scheme with a total exercise price of £0.20p

Mr Baum sold 2,584 of the 6,278 shares on the London Stock Exchange at £10.32 per share to fund the Income Tax and National Insurance costs and retained the balance of 3,694 shares in certificated form.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

Transactions relate to PDMR as outlined in 2 above.

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

As detailed in 2 above

7. State the nature of the transaction

Exercise of options granted under the Alliance & Leicester Deferred Bonus Scheme and subsequent sale as detailed in 2 above.

8. Number of Shares, debentures or financial instruments relating to shares acquired

6,278

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

2,584

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

12. Price per share or value of transaction

As detailed in 2 above

13. Date and place of transaction

15 August 2007 – London Stock Exchange

14. Date issuer informed of transaction

16 August 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

16 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Mrs Mary Francis	Yes	700	£10.4689

Purchase of shares by Mrs Mary Francis and her spouse Mr Ian Rodger

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mrs Mary Francis & Mr Ian Rodger (held jointly)

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

700

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£10.4689

13. Date and place of transaction

22 August 2007 – London Stock Exchange

14. Date issuer informed of transaction

22 August 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

23 August 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

File No. 82-4964

1. **Name of the issuer**

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
Chris Rhodes	Yes	Yes	2,009	8.15	29 August 2007
Stuart Dawkins	Yes	No	2,009	8.15	29 August 2007
Simon Baum	Yes	No	2,009	8.15	29 August 2007

3. Period during which or date on which it can be exercised

Period of Exercise 01/11/2012 to 30/04/2013

4. Total amount paid (if any) for grant of the option

Nil

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under the Alliance & Leicester 2006 ShareSave Plan (5 year)

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

30 August 2007

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

2. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
Richard Banks	Yes	Yes	1,159	8.15	29 August 2007
Michael Thomas	Yes	No	1,159	8.15	29 August 2007
Sean Murphy	Yes	No	1,159	8.15	29 August 2007

3. Period during which or date on which it can be exercised

Period of Exercise 01/11/2010 to 30/04/2011

4. Total amount paid (if any) for grant of the option

Nil

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of Options under the Alliance & Leicester 2006 ShareSave Plan (3 year)

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

30 August 2007

File No. 82-4964

Alliance & Leicester plc

Interim results announcement for the six months ended 30 June 2007

Alliance
Leicester

Alliance & Leicester plc

Interim results announcement for the six months ended 30 June 2007

Contents

1 HIGHLIGHTS

1.1 FINANCIAL RESULTS

- Core operating profit £295m (June 2006: £268m), up 10%.
- Underlying basic earnings per share 42.7p (June 2006: 41.9p), up 2%.
- Underlying return on equity tier 1 capital 20.4% (June 2006: 19.8%).

Core operating profit, underlying basic earnings per share and underlying return on equity tier 1 capital exclude the £4m loss (June 2006: £3m gain) from fair value accounting volatility and £1m (June 2006: £14m) of redundancy costs. Underlying basic earnings per share and underlying return on equity tier 1 capital reflect the impact of the first payment of the preference share coupon of £18.7m (June 2006: £nil). Underlying basic earnings per share and underlying return on equity tier 1 capital in the first half of 2006 also exclude the release of a tax provision of £30m.

- Statutory profit before tax £290m (June 2006: £257m), up 13%.
- Statutory basic earnings per share 41.8p (June 2006: 46.7p).

Statutory profit before tax and statutory basic earnings per share include the £4m loss (June 2006: £3m gain) from fair value accounting volatility and the £1m (June 2006: £14m) of redundancy costs. Statutory basic earnings per share reflects the impact of the first payment of the preference share coupon of £18.7m (June 2006: £nil). Statutory basic earnings per share for the first half of 2006 also reflects the release of a tax provision of £30m.

- Interim dividend 18.8p per share (June 2006: 17.6p), up 7%.

1.2 GOOD PROGRESS AGAINST OUR STRATEGIC OBJECTIVES

- Delivered strong franchise growth:
  - 170,000 new personal current accounts opened, up 12%, estimated market share of 4.9%;
  - net mortgage lending £2.2bn, estimated market share of 4.2%;
  - gross unsecured personal lending £1.4bn, estimated market share of 7.6%;
  - personal customer deposit balances up £600m to £23.3bn;
  - commercial lending balances up £800m to £7.3bn;
  - 16,600 new business banking accounts opened, up 29%.

- Improved cost efficiency:
  - Group cost:income ratio of 51.8%, lower than the 54.8% for the period ended 30 June 2006;
  - core operating expenses £340m, £1m lower than the period ended 30 June 2006.

- Strong asset quality:
  - asset quality remains strong, with the proportion of both mortgage accounts and unsecured loan balances in arrears at the end of June 2007 lower than at the end of December 2006.

- Underlying return on equity tier 1 capital 20.4%.

1.3 UPDATE ON NEW DEVELOPMENTS

- In Retail Banking we have:
  - enhanced our current account and mortgage product portfolios by:
    - launching 'Premier 21'– our new current account for 16–21 year olds;
    - writing buy to let mortgages with a loan to value (LTV) of less than 85% on our balance sheet;
    - launching 'PlusMortgage'– our combined secured and unsecured loan product;
  - completed 23 of the 50 store refurbishments planned for 2007;
  - installed deposit-taking ATMs and welcome desks in an additional 103 stores;
  - enabled our stores to provide banking facilities for business banking customers.

- In Commercial Banking we have:
  - opened a further two business centres and recruited more business banking managers in each of our existing centres;
  - undertaken more lead roles in commercial lending transactions;
  - agreed a new cash contract with the Post Office;
  - continued to build the sales and operating infrastructure for our pre-paid card operation.

- From 1 January 2007 we have been operating under the Basel II capital regime.

- We have started our 2007 share buyback programme, buying back 9.6m shares at a cost of £109m in the first half of 2007. We intend to complete the programme of up to £300m in the second half of the year.

1.4 COMMENT FROM RICHARD PYM, GROUP CHIEF EXECUTIVE

"Alliance & Leicester has delivered a very good set of results, with good revenue growth, lower costs and strong asset quality.

"The Group has been transformed over the past few years and the success of our strategy is clearly evident in the financial results reported today.

"Alliance & Leicester is very well positioned for the future, it has a business model which meets the changing needs of consumers and a strong management team to be led by the new Group Chief Executive, David Bennett. I wish him and his team every success in the future."

2 GROUP CHIEF EXECUTIVE'S REVIEW

2.1 INTRODUCTION

Alliance & Leicester increased core operating profit by 10% to £295m in the first half of 2007. This performance was achieved by delivering good revenue growth, lower costs and strong asset quality.

Our underlying basic earnings per share in the first half of 2007 were 42.7p (June 2006: 41.9p) and the interim dividend has increased by 7% to 18.8p.

We made good progress against our strategic objectives of franchise growth, improved cost efficiency and the maintenance of strong asset quality. Our underlying return on equity tier 1 capital was 20.4%.

2.2 OUR BUSINESS

Alliance & Leicester provides a wide range of financial services to both personal and commercial customers. We are a well diversified business and are not dependent on the performance of any one single market. We are more than just a monoline mortgage bank.

Our direct banking business model differentiates us from our competitors. It is aligned with the changing needs of consumers, who are increasingly demanding good value products, as well as the ability to manage their financial services transactions when and where they want. Our national network of 252 sales and service stores, as well as our growing network of business centres, complements our direct channels, providing face to face service for more complex transactions and investment decisions.

2.3 RETAIL BANKING PROGRESS

Retail Banking delivered a good performance in the first half of 2007, with profits up 4% to £219m. Net interest income increased by 3%, driven primarily by asset growth. This increase was partially off-set by lower non-interest income, primarily as a result of reduced current account revenues. Our strategy is continuing to deliver efficiency improvements, with operating expenses in the first half of 2007 lower than in the same period in 2006, despite strong growth in business volumes. Asset quality remains very good, with the proportion of both mortgage accounts and unsecured personal loan balances in arrears at the end of June 2007 lower than at the end of December 2006. Our unsecured personal loan impairment charge was lower in the first half of 2007 than in the same period in 2006, reflecting the tightening of our credit criteria in 2005 and early 2006.

We delivered good franchise growth in the first half of 2007, with our market share of new business in each of our Core 4 products - current accounts, mortgages, personal loans and savings - continuing to be higher than our share of stock.

Current accounts are a key product in building strong customer relationships. Our current account base is growing very well, with 170,000 new accounts opened in the first half of 2007, 12% more than in the same period in 2006.

In mortgages we achieved net lending of £2.2bn in the first half of 2007, an estimated market share of 4.2%, higher than our estimated 3.6% share of stock. During the first half of 2007 we broadened our mortgage franchise by writing buy to let mortgages with an LTV ratio of below 85% on our balance sheet, and launching 'PlusMortgage', our combined secured and unsecured loan product. At the end of June 2007 our buy to let mortgage balances were £122m.

We continue to offer competitive unsecured personal loan products, whilst maintaining our high credit standards. Gross advances in the first half of 2007 were £1.4bn, an estimated market share of 7.6%, up 22% compared to the same period in 2006. Our unsecured balances increased to £3.8bn at the end of June 2007, an estimated market share of 5.4%, up £200m compared to the end of December 2006.

During the first half of 2007 personal customer deposit balances increased by £600m to £23.3bn, primarily due to growth in internet and telephone based account balances.

Consumer demand for financial services products bought and serviced using the direct channels is increasing. In the first half of 2007, 41% of our Core 4 product sales were generated via the internet, up from 35% in the first half of 2006. This reflects particularly strong growth in current account internet openings, up 67% compared to the first half of 2006, and the continued success of our online personal loan offerings. Our stores continue to be an important part of our distribution capability. We have now refurbished 78 of our 252 stores, and a further 103 had a deposit-taking ATM and welcome desk installed during the first half of 2007. Over 34% of counter based card transactions in the stores with deposit-taking ATMs have now migrated to the machines, improving productivity.

We continue to offer consumers good value products, with more 'best buy' mentions in national newspapers than any of our competitors. Recent market research has shown that existing and potential Alliance & Leicester customers recognise our brand as one that offers competitively priced products, delivers friendly and approachable customer service and is seen by consumers as being different to other financial services providers.

2.4 COMMERCIAL BANKING PROGRESS

Over the past few years we have transformed Commercial Banking from a business focused on cash handling to one focused on growing commercial lending balances and business banking accounts, with plans for significant growth in the pre-paid card market.

Our strategy is delivering, with core operating profit of £96m in the first half of 2007, £27m higher than in the same period in 2006. This growth reflects a 10% increase in revenues, driven primarily by an increase in commercial lending balances and margins, as well as lower costs arising from a new cash contract with the Post Office.

We achieved good franchise growth in the first half of the year, with commercial lending balances increasing by £800m since December 2006 to £7.3bn, and 16,600 new business banking current accounts opened, an increase of 29% compared to the same period in 2006. Our commercial lending book is well diversified. During the first half of 2007 we have continued to develop our lending operation, taking lead roles in transactions as well as taking a 51% controlling share in Mitre Capital Partners Limited, a specialist commercial property lending business. During the first half of 2007 we completed the financing of our 150th ship and took an equity investment in a company with interests in a number of NHS Local Improvement Finance Trust companies.

We continued to expand our business banking business centre network, with two new centres opening, and have developed plans to expand the network from 11 to over 20 centres over the next 18 months. Since April our business banking customers have been able to use our retail branch network to undertake their banking transactions.

In April 2007 we completed the renegotiation of our cash contract with the Post Office, which has resulted in a one-off reduction in costs, as well as ongoing benefits for our cash business. During the first half of 2007 we also expanded our bill payment distribution network, and customers now have access to 17,000 payzone outlets, as well as to the existing network of 14,000 Post Office branches.

Our online business banking internet service, www.mybusinessbank.co.uk, has seen the number of registered customers and users increase by over 40% in the first half of 2007, and 30% of new business banking accounts were opened via the internet. During the second half of 2007 we plan further enhancements to our internet banking service as we increase the volume and type of business transacted online.

We are making good progress in building the sales and operating infrastructure required to support our pre-paid card business. We are working with a range of potential customers in both the private and public sectors, and have contracts in place with customers in the staff incentive, telecommunications, local government and financial services sectors.

2.5 OTHER BUSINESS DEVELOPMENTS

During the first half of 2007 we made good progress in the implementation of our Alnova IT system, which will replace our existing legacy systems for commercial and personal customer current accounts, savings and personal loans. It will be implemented in phases, with the first deliverables in 2008.

We announced in April 2007 that our Bootle administration centre will undergo a major refurbishment starting in 2008. This has resulted in an asset write-down of £9m in the first half of 2007.

From 1 January 2007 we have been operating under the Basel II capital regime. We have commenced our 2007 share buyback programme, buying back 9.6m shares at a total cost of £109m in the first half of 2007. We intend to complete the programme of up to £300m in the second half of 2007.

2.6 ECONOMIC AND MARKET OUTLOOK

We expect the rate of growth in both the UK commercial lending and mortgage markets to slow during the second half of 2007 following recent increases in the UK bank base rate. In the unsecured lending market, we expect gross and net lending for the whole of 2007 to be lower than 2006.

The UK financial services marketplace continues to be subject to a number of regulatory reviews concerning payment protection insurance, current account charging and small business banking. The timescales for the completion of these reviews and the implementation of any findings are yet to be confirmed.

2.7 OUR PEOPLE

Alliance & Leicester has a very good team of people, and these results reflect their efforts.

Following my announcement in February 2007 that I had asked the Board to identify my successor, the Board, aided by an external search consultancy, completed an extremely thorough search of both internal and external candidates to identify a new Group Chief Executive. This resulted in the appointment, from 27 July, of David Bennett as Group Chief Executive, with Chris Rhodes becoming Group Finance Director. Both David and Chris have done excellent jobs in their roles as Group Finance Director and Managing Director, Retail Banking respectively, and I am confident that they will lead the Group to continued success in the future.

During the first half of 2007 we welcomed the appointment of Roy Brown and Mary Francis as non-executive directors. Both bring valuable experience to the Board, with Roy taking over as Deputy Chairman and Senior Independent Director from Peter Barton, who retired in May.

2.8 THE FUTURE

Alliance & Leicester's strategy is delivering shareholder value. Over the past five years our share price has outperformed the FTSE All Share Banks index by over 50%, generating a total shareholder return of over 70%, including dividend payments of over £1.1bn. Since our flotation in 1997, we have also returned £1.4bn to shareholders through share buyback programmes.

Alliance & Leicester is very well positioned for the future, it has a business model which meets the changing needs of consumers and has a strong management team.

Alliance & Leicester has made a very good start to 2007 and I am confident that the Group will be able to build on this performance in the future.

Richard Pym
Group Chief Executive

3 SUMMARY OF RESULTS

		Six months ended 30.06.07	Six months ended 30.06.06	Year ended 31.12.06
Core operating profit (Note 1)	£m	**295**	268	585
Profit before tax	£m	**290**	257	569
Profit attributable to ordinary shareholders	£m	**184**	211	432
Underlying basic earnings per share (Notes 1 & 2)	p	**42.7**	41.9	92.4
Basic earnings per share	p	**41.8**	46.7	96.4
Underlying return on equity tier 1 capital (Notes 1 & 2)	%	**20.4**	19.8	21.5
Dividend(s) per ordinary share (Note 3)	p	**18.8**	17.6	54.1

		Six months ended 30.06.07	Six months ended 30.06.06	Year ended 31.12.06
Business sector core operating profit				
Retail Banking	£m	**219**	211	445
Commercial Banking	£m	**96**	69	162
Group Items	£m	**(20)**	(12)	(22)
Core operating profit (Note 1)	£m	**295**	268	585
Total shareholder return (Note 4)				
1 year	%	**0.1**	39.8	22.2
3 years	%	**51.1**	59.7	46.5

(Note 1) Core operating profit, underlying basic earnings per share and underlying return on equity tier 1 capital exclude the £4m loss (June 2006: £3m gain) from fair value accounting volatility, and £1m (June 2006: £14m) of redundancy costs.
(Note 2) Underlying basic earnings per share and underlying return on equity tier 1 capital reflect the first payment of the preference share coupon of £18.7m (June 2006: £nil). Underlying basic earnings per share and underlying return on equity tier 1 capital for 2006 also exclude the release of a tax provision of £30m, following final agreement with HM Revenue & Customs on the tax treatment of the excess received on the disposal of our credit card accounts to MBNA on 1 August 2002.
(Note 3) Dividend(s) per ordinary share relate to the interim and final dividends paid or payable in respect of the profits earned in the periods shown.
(Note 4) Total shareholder return is defined as the movement in share price during the period, plus gross dividends, as a percentage of the opening share price.

	As at 30.06.07 £m	As at 01.01.07 £m
Total capital (Notes 1 & 2)	**2,790**	3,026
Equity tier 1 capital (Note 2)	**1,763**	1,947

(Note 1) Total capital is calculated on a Basel II basis.
(Note 2) Total and equity tier 1 capital as at 30.06.07 are stated after deducting, the interim dividend following new FSA guidance effective from 29.06.07.

4 BUSINESS REVIEW

4.1 RETAIL BANKING REVIEW

Retail Banking delivered core operating profit of £219m in the first half of 2007, 4% higher than in the same period in 2006. The growth in profit is a result of growth in net interest income and lower costs, partially offset by lower non-interest income.

Core 4

- **Current accounts**

We opened 170,000 new current accounts during the first half of 2007, 12% more than in the same period in 2006, and increased our active account base to 1.68m accounts. We estimate that our market share of new account openings was 4.9%, significantly higher than our 2.9% share of total personal current accounts. During the first half of 2007, 39% of our new accounts were opened via the internet, with a further 8% via the telephone. A recent benchmarking study reported that Alliance & Leicester opened more accounts online than any of our competitors in the six months ended April 2007.

We further developed our current account product portfolio with the launch in April of 'Premier 21', our new current account for 16-21 year olds. Over 3,500 accounts have already been opened, with increased promotional activity planned in the second half of 2007. We continue to see current accounts as the key product from which to build strong long term customer relationships, and we have further initiatives planned for the development of our product range in the second half of 2007.

In line with all UK banks, we have seen an increase in the number of customer complaints regarding current account fees. In the first half of 2007 we have made a provision within fee and commission income against anticipated customer complaints about overdraft fees. The provision is based upon our current treatment of customer complaints, and is not significant in the context of the Group's results. We will review the basis of this provision and related disclosures in the event of any future legal or regulatory review.

We are building a valuable current account customer base. New 'Premier' current account customers on average hold around 3.5 products, and over half of our current account customers now have a savings account with the Group. Recent research has shown that the proportion of Alliance & Leicester current account customers who deposit over £20,000 a year into their account is higher than any other major current account provider.

- **Mortgages**

	Prime residential £m	PlusMortgage (Note 1) £m	Buy to let (Note 2) £m	Other specialist lending (Note 3) £m	Total £m
A&L mortgage balances outstanding as at 1 January 2007	38,002	–	–	n/a	**38,002**
Gross advances	5,757	50	122	231	**6,160**
Redemptions, transfers and other movements	3,717	–	–	231	**3,948**
Net mortgage lending	2,040	50	122	n/a	**2,212**
A&L mortgage balances outstanding as at 30 June 2007	**40,042**	**50**	**122**	**n/a**	**40,214**

(Note 1) Secured element.
(Note 2) Maximum loan to value of 85%, held on Alliance & Leicester's balance sheet.
(Note 3) Loans distributed under our agreement with Lehman Brothers.

The UK mortgage market has continued to show strong growth during the first half of 2007, although we anticipate the rate of growth slowing in the second half of the year. We continue to expect gross lending of around £365bn (December 2006: £345bn) and net lending of around £110bn (December 2006: £110bn) for the whole of 2007.

Our mortgage business is continuing to deliver a good performance, with net lending of £2.2bn (June 2006: £2.6bn), an estimated market share of 4.2%, higher than our 3.6% estimated share of stock.

Our total gross lending of £6.2bn in the first half of 2007 (June 2006: £6.4bn) represents an estimated market share of 3.4% and includes £231m of specialist lending distributed via intermediaries under our agreement with Lehman Brothers. All self-certified, near-prime and sub-prime lending applications, once completed, are sold on to Lehman Brothers. Buy to let completions made from applications received before March 2007 have, or will be, sold on to Lehman Brothers. Since we completed the launch of our specialist lending product portfolio and introduced our internet application processing system in December 2006, lending in these segments has increased. All of our specialist lending, including that sold on to Lehman Brothers, is performing very well.

Since we entered the specialist mortgage lending market in July 2006 we have been pleased by the quality of buy to let applications received, and therefore accelerated our plans to take buy to let lending with an LTV of less than 85% on to our balance sheet. We have built up good momentum in this sector, with net advances of £122m in the first half of 2007.

In April 2007 we also launched 'PlusMortgage', our combined secured and unsecured loan product, which is available through mortgage intermediaries. It offers a variety of competitively priced options based on the overall LTV of the application. Net secured advances in the first half of 2007 were £50m, with a further £4m of unsecured loans.

As well as attracting new business, we have also continued to be successful in retaining existing mortgage customers. Total redemptions and transfers in the first half of 2007 were £3.9bn. Prime residential mortgage redemptions were £3.7bn, an estimated market share of 2.9%, significantly lower than our share of stock.

In the second half of 2007 we plan to increase the number of staff selling mortgages in our stores. We also plan to start selling buy to let and 'PlusMortgage' products in our stores.

- **Personal loans**

Our standalone unsecured personal loan gross advances were £1.4bn in the first half of 2007, 22% higher than in the same period in 2006. In addition, we lent a further £4m of unsecured loans via our 'PlusMortgage' product. Total standalone unsecured personal loan balances at the end of June 2007 were £3.8bn, £200m higher than at the end of 2006. Our estimated market share of gross unsecured lending in the first half of 2007 was 7.6%, higher than our estimated 5.4% share of stock.

The personal loan market remains very competitive, despite the industry wide increase in insolvencies over the past two years. We continue to offer a competitive range of products to ensure that we maintain our high credit standards. Our lending is increasingly focused on homeowners, with 80% of new unsecured loans in the first half of 2007 made to homeowners.

Our payment protection insurance product has been enhanced during the first half of 2007, with the unemployment benefit cover period increased from 12 to 18 months and the period of time customers have to wait before making a claim reduced from 30 to 14 days. Sales in the first half of 2007 were slightly lower than in the same period in 2006, with increased lending volumes almost offsetting a reduced penetration rate.

The unsecured personal loan market remains an attractive one for us. Our credit and risk management skills, together with our direct business model, enable us to operate at very low unit costs and deliver our target returns. During the first half of 2007, 90% of our loans were generated via the telephone or internet. Our 'Moneyback Bank' internet proposition and our Alliance & Leicester internet offering generated 56% of new loans.

We continue to sell and service our secured personal loan product in partnership with Cattles plc. In the first half of 2007, secured loan balances held on our own balance sheet increased by £28m to £46m.

- **Savings**

Personal customer deposit balances at the end of June 2007 were £23.3bn, £600m higher than at the end of 2006, due to good growth in our ISA and market-leading 'Direct Saver' products.

During the first half of 2007 we continued to see branch based savings account balances reduce, as customers choose to use direct channel products. Over 65% of our total savings balances are now held in accounts serviced via the telephone or internet.

Partner 4

We continue to focus on cross-selling our Partner 4 products - long term investments, life assurance, general insurance and credit cards - to our Retail Banking customers.

We have seen good growth in sales of long term investment products in the first half of 2007, with the value of new investments 12% higher than in the same period in 2006.

Sales of life assurance increased in the first half of 2007, whilst general insurance sales were lower as a result of lower prime gross mortgage lending. During the first half of 2007 we launched online offerings for both motor insurance, with Equity Insurance Group, and life assurance, with Legal & General. These developments broaden the availability of our Partner 4 products whilst minimising sales and marketing costs.

New credit card sales in the first half of 2007 were 49,000 (June 2006: 61,000). Over 26% of these sales are now generated via the internet, with the majority sold to 'Premier' or 'Premier Direct' current account holders.

Distribution

We continue to make good progress towards being the UK's leading direct bank.

In the first half of 2007, 41% of our Core 4 product sales were sourced via the internet, compared with 35% in the first half of 2006. The number of current account customers using our internet banking service has increased by around 140,000 over the past year, with the number of transactions completed online per month increasing by more than 35% over the same period. In the first half of 2007 an independent UK research report ranked our internet banking service best in class in many of the key categories assessed, and joint second overall in terms of internet banking usability.

We continue to invest in our network of sales and service stores. In the first half of 2007 we refurbished 23 stores and installed welcome desks and deposit-taking ATMs into a further 103 locations. In the second half of 2007 we will continue the roll-out of deposit-taking ATMs, as well as refurbishing a further 27 stores. Over 34% of counter based card transactions in the stores with deposit-taking ATMs have now migrated to the machines, improving productivity.

Asset quality

Our mortgage asset quality remains excellent.

In the first half of 2007 the average LTV of our new prime residential lending was 67% (December 2006: 70%), with around 7% (December 2006: 10%) of new prime residential lending having an LTV of over 90%. The indexed LTV of our prime residential mortgage book at the end of June 2007 was 46% (December 2006: 46%).

The proportion of mortgage accounts over 3 months in arrears reduced to 0.46% at the end of June 2007 (December 2006: 0.51%) and continues to be significantly lower than the Council of Mortgage Lenders first quarter 2007 industry average of 0.95%. The total value of mortgage arrears was £8m, compared with total balances of £40.2bn.

Repossessions across the industry have increased over the past 12 months, from a low base. Our stock of properties in possession increased to 65 at the end of June 2007 (December 2006: 27), which represents just 0.01% of our total mortgage accounts. Our repossessions in the first half of 2007 were 89 (June 2006: 50). To put this into context our repossessions have, over the past seven years, consistently reduced year on year from 1,239 in 1999 to a record low of 90 in 2006.

In unsecured personal lending our asset quality remains strong, with 5.5% of balances over 30 days in arrears, lower than the 5.6% reported in December 2006. Our new lending in 2007, as in 2006, continues to be of significantly better quality than in 2005, and we remain confident that the proportion of balances in arrears has peaked. The proportion of our balances in arrears is over 40% better than the average for Finance and Leasing Association members.

4.2 COMMERCIAL BANKING REVIEW

Commercial Banking delivered core operating profit of £96m in the first half of 2007, £27m higher than in the same period in 2006. This increase has been driven by strong growth in commercial lending revenues and the lower costs arising from the new cash contract with the Post Office.

- **Lending**

During the first half of 2007 we agreed over £1.8bn of new lending facilities, and commercial lending balances increased from £6.5bn in December 2006 to £7.3bn at the end of June 2007. Our lending book continues to be well diversified across a range of business sectors, and does not rely on a few large transactions.

We continue to manage our commercial lending book proactively, and in the first half of 2007 we bought and sold commercial loans and leases, including taking a majority shareholding in Mitre Capital Partners Limited. Alliance & Leicester has a 51% controlling interest in Mitre, which has acquired the commercial property finance business of Ansbacher & Co, including its experienced management team and its portfolio of property development finance loans. The remaining 49% is owned by N M Rothschild & Sons Limited and Lanebridge Investment Management Limited. At the end of June 2007 Mitre's lending balances were £131m.

We have continued to build our specialist expertise in aviation and shipping finance, and we expect to see further growth from these sectors in the future. During the first half of 2007 we financed our 150th ship, as well as taking a lead role in arranging the financing of a number of aircraft for a leading airline.

Our public sector and Private Finance Initiative lending teams now manage lending facilities of £500m. We continue to develop our management skills in this sector and completed our first Public Private Partnership equity investment in the first half of 2007, taking a 15% share in a company with interests in six NHS Local Improvement Finance Trust companies.

Our Bus & Coach business division continues to deliver good growth, with a number of transactions completed in the first half of 2007, including the financing of 37 new vehicles for a major coach company, and the development of our own bus rental fleet, which currently operates around 50 vehicles.

The financing of commercial vehicles is one of our core areas of business. To maximise the value of these transactions, we enhanced our used vehicle commercial sales centre in Manchester in the first half of 2007. This centre sells vehicles at the end of their lease, enabling us to provide a complete product offering to our customers. It will be used to remarket up to 1,000 vehicles per annum which we have previously financed. We also continue to develop our product range elsewhere in the commercial vehicle sector, including launching a commercial contract hire product in the first half of 2007. This product has already proved popular with our customers with, for example, agreement to finance over 100 trailer units for a major haulier.

As we grow our commercial lending balances and the proportion of bank guaranteed business continues to reduce, we would expect our average commercial lending risk weighting to increase from the current average of around 70%. The cost of the capital required to support our lending growth plans will be more than offset by increased future revenues. We are planning for continued strong growth in commercial lending balances and earnings over the next couple of years. We will maintain a high quality, well diversified loan book, expanding into new market segments in a controlled manner including using, where appropriate, partnerships such as Mitre as a means of minimising risk.

- **Business banking**

We are continuing to make good progress in developing our business banking operation, with 16,600 new current accounts opened during the first half of 2007, 29% more than in the same period in 2006. At the end of June 2007 we had a total of 83,800 active business banking current accounts.

We continue to build and enhance our reputation for providing businesses with market leading products and good customer service. In the first half of 2007 we improved our product range with the re-launch of our 'Free Business Current Account', which is the market leading account for businesses with a turnover of up to £1m, and in July 2007 we joined the small firm loan guarantee scheme. In the first half of 2007 we were named the 'Best business banking current account provider' by Business Moneyfacts for a fifth year in succession, as well as being highly commended in a further three categories. We were also pleased to receive an independent market research survey of small businesses, which found that 92% of our customers were satisfied with the service they received from us, placing us second compared to all other UK banks.

Our online banking service for business banking customers, www.mybusinessbank.co.uk, had a 40% increase in the number of registered and active customers. In the first half of 2007 over 30% of new business banking current accounts were opened online, with a further 16% of accounts opened via our retail stores and direct sales channels.

Our business centres have also seen strong growth in lending to both new and existing customers. New lending in the first half of 2007 was £151m, increasing business banking lending balances to £507m at 30 June 2007 (December 2006: £385m).

We continue to expand our business centre network and now have a total of 11, with new centres opened in Sheffield and Southampton in the first half of 2007. Our business centres are delivering good growth in business volumes. We plan to accelerate the expansion of the network with at least a further nine centres opening over the next 18 months, and more than doubling the number of relationship managers. Since April our retail stores have been able to open and service business banking accounts for customers with a turnover of less than £1m. This initiative is progressing well, with a good stream of applications being received.

Business banking is building a profitable business. Costs in business banking will increase as we expand the business centre network, which will in the short term limit profit growth. However, once the business centre roll-out is complete and the one-off set-up costs have been incurred, we expect to see strong growth in future earnings.

- **Money transmission**

Our money transmission business comprises a number of products, including cash sales, cash handling, bill payments, pre-paid debit cards, ATMs, benefit payments and cheque processing.

Over the past few years this business has seen significant change. Our focus has moved from cash handling to cash sales, and we have also had to manage the gradual decline in cheque processing and benefit payment volumes. In the medium term we expect our pre-paid debit card to achieve a market leading position and to become a key driver of earnings within money transmission.

We are making good progress in building the sales and operating infrastructure required to support our pre-paid card business. We are working with a range of potential customers in both the private and public sectors, and have contracts in place with customers in the staff incentive, telecommunications, local government and financial services sectors.

Cash sales to financial institutions in the first half of 2007 were £32.8bn (June 2006: £32.7bn) and cash handling deposits were £31.3bn (June 2006: £31.5bn). We are starting to see benefits from the integration of our cash handling and lending relationship management teams, with an increase in the number of full banking relationships.

During the first half of 2007 we implemented a number of distribution related initiatives for our money transmission customers. We were pleased to complete the negotiation of a new cash contract with the Post Office in April 2007. We more than doubled our bill payment network with the addition of 17,000 payzone outlets to the existing network of 14,000 Post Office branches. More than 450 of our bill payment customers have already elected to take immediate advantage of what is now the largest bill payment network of any UK bank. We have also agreed plans for a significant roll out of ATMs to a supermarket chain.

We continue to work towards our goals of creating a paperless back office and improving the efficiency of our money transmission operations. During the first half of 2007 we reduced the time taken to open new accounts by enabling our direct sales and retail network applications to be entered directly online. We also continued to develop and enhance the use of the image and workflow technology implemented in 2006, which enables us to further improve our customer service standards.

- **Treasury**

Treasury delivered profits of £24m in the first half of 2007, £3m higher than in the first half of 2006.

Treasury manages the Group's funding, hedging and liquidity requirements. Treasury has sought to minimise the Group's interest rate risk, despite the increased volatility of interest rates in the first half of 2007. We have regularly needed to refresh our mortgage portfolio, reflecting the movement of short term interest rates, whilst ensuring we continue to implement our policy of hedging interest rate risk from the point of product launch.

During the first half of 2007 treasury continued to develop its product offering for commercial customers, with a number of small transactions completed. We have started to offer commercial customers hedging facilities and in the future will be expanding this to cover credit default swaps. In July we commenced the marketing of our second securitisation of up to £2.5bn of prime residential mortgage assets. This issue is expected to close in early August 2007.

Asset quality

Asset quality remains good in Commercial Banking with 0.20% of commercial lending balances over 30 days in arrears at the end of June 2007 (December 2006: 0.60%).

Our commercial lending book of £7.3bn consists of £3.9bn of secured loans, £1.3bn of unsecured loans and £2.1bn of finance and operating leases, and 41% of finance and operating leases are also secured by bank guarantees.

Treasury asset quality remains strong, with 97% (December 2006: 97%) of exposures having a long term credit rating at or above single 'A'.

4.3 CAPITAL MANAGEMENT AND BASEL II

Alliance & Leicester's Basel II waiver application was unconditionally approved by the Financial Services Authority in January 2007. The Group has therefore been operating under the Basel II regime since 1 January 2007.

For Retail Banking assets we have adopted the retail Internal Ratings Basis (IRB) approach. There is no foundation or advanced approach for retail banking assets. For commercial and treasury assets, we have currently adopted the foundation IRB approach.

As a result of our successful adoption of Basel II, we were able to increase our share buyback plans for 2007 and in February announced plans for a share buyback programme of up to £300m. In the first half of 2007 we bought back 9.6m shares at a total cost of £109m, and intend to complete the programme in the second half of the year.

We have updated our capital disclosures in Section 10 to reflect the new Basel II regime. These confirm that Alliance & Leicester is a major beneficiary of Basel II, with our risk weighted assets at the end of June 2007 37% lower than they would have been under Basel I. The reduction reflects the high quality of the Group's assets and the strength of our risk management processes. During the first half of the year we have been assessing the impact of Basel II, as well as working with credit rating agencies to ensure that they understand the changes in the Group's capital requirements.

We maintain a strong capital base which will support our plans for further franchise growth and the continued implementation of our progressive dividend policy.

5 PROGRESS AGAINST STRATEGIC OBJECTIVES

We are making good progress against our strategic objectives:

- we have delivered strong franchise growth in each of our core markets;
- we have improved our cost efficiency, with the Group cost:income ratio reducing from 54.8% in the first half of 2006 to 51.8% in the first half of 2007;
- our asset quality in each of our core markets remains strong;
- our underlying return on equity tier 1 capital for the first half of 2007 was 20.4%, running ahead of our minimum annual target of 20% per annum.

We also remain committed to our longer term targets of underlying basic earnings per share growing by at least RPI+9% from 2006 to 2009, and a Group cost:income ratio of below 50% by 2010.

6 FINANCIAL OUTLOOK

During the second half of 2007 the Group plans to build on its performance in the first six months of the year.

We expect the net interest margin in the second half of 2007 to be broadly in line with the first half of 2007, with changes in business mix offsetting any reductions in back book and new business margins. Total revenues in the second half of 2007 are expected to be higher than in the same period in 2006, although the rate of growth will reflect the strong second half performance last year.

The Group continues to maintain its focus on costs, with the rate of growth of core operating expenses in 2007 expected to be less than the rate of growth of revenues. The Group's cost base in the second half of 2007 is expected to be higher than in the same period in 2006, reflecting the significant investment being undertaken and the growth in our franchise. Core operating expenses are expected to benefit from ongoing savings from the renegotiation of the Post Office cash contract, although these benefits are expected to be more than offset by higher staff costs, accelerated investment in the expansion of the business centre network, the ongoing development and implementation of Alnova, further growth in our ATM network, as well as continued growth in our core product franchises.

The Group is continuing to implement its transformation programme and this is likely to result in some redundancy costs in the second half of 2007. Any costs are expected to be less than the £10m incurred in the second half of 2006. These costs will continue to be excluded from core operating profit.

We expect the Group's impairment loss charge in the second half of 2007 to be lower than in the same period in 2006, primarily as a result of a lower unsecured lending charge.

We remain committed to our share buyback programme of up to £300m in 2007, and intend to complete this in the second half of this year.

7 BUSINESS VOLUMES AND MARKET SHARES

		Six months ended 30.06.07	Six months ended 30.06.06	Year ended 31.12.06
RETAIL BANKING BUSINESS VOLUMES				
Current Accounts				
New accounts opened	'000	**170**	151	300
Total number of active accounts	m	**1.68**	1.59	1.64
Residential Mortgages				
Gross lending	£bn	**6.2**	6.4	12.6
Net lending	£bn	**2.2**	2.6	4.9
Mortgage balances	£bn	**40.2**	35.7	38.0
Personal Unsecured Loans				
Gross advances	£bn	**1.4**	1.1	2.3
Balances	£bn	**3.8**	3.5	3.6
Savings				
Personal customer deposit balances	£bn	**23.3**	21.8	22.7
RETAIL BANKING MARKET SHARES				
Current Accounts (Note 1)				
Share of new accounts opened	%	**4.9**	5.7	4.6
Share of total number of accounts	%	**2.9**	2.9	2.9
Residential Mortgages (Note 2)				
Share of gross lending	%	**3.4**	4.0	3.6
Share of net lending	%	**4.2**	5.3	4.4
Share of mortgage balances	%	**3.6**	3.5	3.5
Personal Unsecured Loans (Note 3)				
Share of gross advances	%	**7.6**	6.2	6.4
Share of balances	%	**5.4**	5.1	5.1
Savings (Notes 1 & 4)				
Share of new business	%	**4.4**	4.0	3.0
Share of household liquid assets	%	**2.3**	2.3	2.3
COMMERCIAL BANKING BUSINESS VOLUMES				
Lending				
Balances	£bn	**7.3**	6.3	6.5
Business Banking				
New accounts opened	'000	**16.6**	12.8	24.7
Total number of active accounts	'000	**83.8**	73.0	76.3
Money Transmission				
Sales of cash to financial institutions	£bn	**32.8**	32.7	68.6
Cash handled	£bn	**31.3**	31.5	64.5

Notes: Market shares calculated using the following sources:
(Note 1) Estimate based on CACI data.
(Note 2) Estimate based on Bank of England data.
(Note 3) Estimate based on Major British Banking Group personal loans data.
(Note 4) UK Household Liquid Assets – ONS Financial statistics series NNMQ–X.

8 FINANCIAL REVIEW

8.1 RESULTS BY CATEGORY AND BUSINESS SECTOR

The commentary and ratios below compare the results for the first half of 2007 with the same period in 2006. Statutory results, which include fair value accounting volatility gains or losses as income, are shown in section 9.

Core operating profit for 2007 was £295m, up £27m. This excludes the £4m loss (June 2006: £3m gain) from fair value accounting volatility and £1m (June 2006: £14m) redundancy costs.

Results by category are set out below:

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Net interest income	**412**	373	781
Non-interest income (excluding fair value accounting volatility)	**316**	323	687
Total income	**728**	696	1,468
Core operating expenses	**(340)**	(341)	(699)
Depreciation on operating lease assets	**(37)**	(40)	(79)
Total costs (excluding redundancy costs)	**(377)**	(381)	(778)
Impairment losses	**(56)**	(47)	(105)
Core operating profit	**295**	268	585
Redundancy costs	**(1)**	(14)	(24)
(Losses)/gains from fair value accounting volatility	**(4)**	3	8
Profit before tax	**290**	257	569
Tax (Note 1)	**(77)**	(38)	(119)
Profit after tax	**213**	219	450
Profit attributable to:			
Innovative tier 1 holders	**8**	8	18
Minority interests	**2**	–	–
Preference shareholders	**19**	–	–
Ordinary shareholders of Alliance & Leicester plc	**184**	211	432
Earnings per share:			
Basic earnings per ordinary share	**41.8p**	46.7p	96.4p
Underlying basic earnings per ordinary share	**42.7p**	41.9p	92.4p
Dividend(s) per ordinary share	**18.8p**	17.6p	54.1p

(Note 1) 2006 includes the release of a tax provision of £30m.

The business comprises three sectors:

- Retail Banking – this comprises the Core 4 products of current accounts, mortgages, personal loans and savings, plus the Partner 4 products of long term investments, life assurance, general insurance and credit cards.
- Commercial Banking – this comprises four core business lines of lending, business banking, money transmission and treasury.
- Group Items – this represents corporate overheads and income not allocated to business units.

The contribution to core operating profit by each business sector is set out below:

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Retail Banking	**219**	211	445
Commercial Banking	**96**	69	162
Group Items	**(20)**	(12)	(22)
Core operating profit	**295**	268	585

8.1.1 RETAIL BANKING

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Net interest income	**311**	301	621
Non-interest income	**138**	143	291
Total income	**449**	444	912
Operating expenses	**(180)**	(185)	(370)
Impairment losses:			
Mortgages	**-**	2	3
Personal loans	**(42)**	(45)	(90)
Current accounts	**(8)**	(5)	(10)
	(50)	(48)	(97)
Core operating profit	**219**	211	445
Cost:income ratio (Note 1)	**39.9%**	41.8%	40.6%

(Note 1) The cost:income ratio is calculated by dividing operating expenses by total income.

Retail Banking core operating profit was £219m (June 2006: £211m). Total income was £5m higher, with growth in net interest income partially offset by lower non-interest income. Operating expenses fell by £5m and the charge for impairment losses was £2m higher.

Total Retail Banking income of £449m comprised Core 4 income of £388m (June 2006: £390m) and Partner 4 income of £61m (June 2006: £54m).

Revenues from mortgages and savings represented 26% of Group total income.

- **Net interest income**

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	Year ended 31.12.06 £m
Net interest income	**311**	301	320	621
Average balances:				
Interest-earning assets (IEA)	**43,076**	38,236	40,398	39,326
Financed by:				
Interest-bearing liabilities	**39,297**	34,408	36,370	35,397
Interest-free liabilities	**3,779**	3,828	4,028	3,929
Average rates:	**%**	%	%	%
Bank base rate	**5.31**	4.50	4.78	4.64
Gross yield on average IEA	**6.00**	5.26	5.49	5.38
Cost of interest-bearing liabilities	**4.98**	4.08	4.35	4.22
Interest spread	**1.02**	1.18	1.14	1.16
Contribution of interest-free liabilities	**0.44**	0.41	0.43	0.42
Net interest margin on average IEA	**1.46**	1.59	1.57	1.58

Retail Banking net interest income of £311m was £10m higher than in the first half of 2006, with a fall in the net interest margin being more than offset by a 13% increase in average interest-earning assets.

The Retail Banking net interest margin reduced from 1.57% in the second half of 2006 to 1.46% in the first half of 2007. This reduction was due to a lower mortgage and savings margin, primarily as a result of a revision to some of our mortgage product profiles, reflecting changing customer behaviour, which has slightly reduced the estimated average lives of these mortgage products.

The proportion of mortgage balances paying standard variable rate was 8% at 30 June 2007, compared to 10% at the end of 2006. The seasonal impact from the reduction of mortgage capital repayment balances in January is becoming less significant, as the majority of capital repayments are now credited to accounts on a monthly basis.

We expect the Retail Banking margin to be broadly stable in the second half of 2007, reflecting a lower unsecured lending margin and a broadly stable mortgage and savings margin. Within our mortgage book we are planning for continued growth in higher margin buy to let and 'PlusMortgage' lending.

- **Non-interest income**

Non-interest income was £138m, £5m lower than in the first half of 2006. Higher revenues from personal loans and Partner 4 products have been offset by lower current account and mortgage revenues.

Non-interest income from personal loans was £42m, £3m higher than in the first half of 2006, and Partner 4 product revenues were £60m, £8m higher. The increase in Partner 4 revenues was primarily a result of increased income from long term investment products. The credit card excess recognised in the first half of 2007 was £10m (June 2006: £13m).

Mortgage non-interest income was slightly lower than in the first half of 2006, due to lower gross lending and lower redemption fee income, whilst current account fee income was impacted by the industry-wide increase in customer complaints about overdraft fees.

- **Operating expenses**

Operating expenses of £180m were £5m lower than in the first half of 2006. The increased costs of servicing higher business volumes and the implementation of a number of new developments have been more than offset by lower customer acquisition costs, increased usage of the lower cost direct channels and ongoing productivity improvements.

The cost:income ratio was 39.9% (June 2006: 41.8%).

- **Impairment losses**

The impairment loss charge in the first half of 2007 was £50m, £2m higher than in the first half of 2006.

Our mortgage asset quality remains excellent. The mortgage impairment loss charge was £nil (June 2006: £2m credit).

The unsecured personal loan impairment loss charge reduced from £45m in the first half of 2006 to £42m, reflecting the improved credit quality of the book. As at 30 June 2007, the proportion of unsecured personal loan balances over 30 days in arrears was 5.5%, lower than the 5.6% at the end of December 2006.

The current account impairment charge increased by £3m in the first half of 2007 to £8m, reflecting the growth in our active current account base. The current account charge reflects both fraud and overdraft write-offs. During the first half of 2007 average overdraft balances increased by 8%, but remain relatively small overall, averaging £123m in June 2007.

- **Residential mortgage arrears**

Prime residential mortgages - at 30 June 2007 **Number of months in arrears**	**No. of cases in arrears**	**No. of cases in arrears as % of total mortgages**	**Book value of mortgages in arrears £m**	**Book value of mortgages in arrears as % of total book**	**Value of arrears £'000**	**CML average % of mortgages in arrears (Note 1)**
3 – 6 Months	**1,307**	**0.28**	**83.6**	**0.21**	**2,691**	**0.50**
6 – 12 Months	**619**	**0.13**	**44.1**	**0.11**	**2,647**	**0.27**
12+ Months	**181**	**0.04**	**11.9**	**0.03**	**2,114**	**0.11**
Repossession stock	**65**	**0.01**	**7.7**	**0.02**	**567**	**0.07**
Total	**2,172**	**0.46**	**147.3**	**0.37**	**8,019**	**0.95**

(Note 1) Latest available data, as at 31 March 2007.

As at 30 June 2007 there were no buy to let or PlusMortgage accounts in arrears.

Prime residential mortgages - at 31 December 2006 Number of months in arrears	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML average % of mortgages in arrears
3 – 6 Months	1,458	0.31	85.8	0.22	2,757	0.50
6 – 12 Months	669	0.14	41.2	0.11	2,515	0.27
12+ Months	231	0.05	12.9	0.03	2,300	0.12
Repossession stock	27	0.01	2.6	0.01	199	0.06
Total	2,385	0.51	142.5	0.37	7,771	0.95

- **Prime residential lending by type of borrower (by value)**

Borrower Type (Note 1)	Six months ended 30.06.07 %	Six months ended 30.06.06 (Note 2) %	Year ended 31.12.06 %
First time buyer	**24**	29	27
Next time buyer	**43**	45	44
Remortgage	**27**	20	23
Further advances	**6**	6	6
	100	100	100

(Note 1) Figures exclude buy to let and specialist lending.
(Note 2) Restated to reflect an updated definition of first time buyer, which excludes customers who have had a mortgage in the previous two years, in line with CML practice.

8.1.2 COMMERCIAL BANKING

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Net interest income	**101**	72	160
Non-interest income	**177**	180	393
Total income	**278**	252	553
Operating expenses	**(139)**	(144)	(304)
Depreciation on operating lease assets	**(37)**	(40)	(79)
Impairment losses	**(6)**	1	(8)
Core operating profit	**96**	69	162
Net interest margin	**0.88%**	0.75%	0.77%
Average interest-earning assets	**£22,981m**	£19,541m	£20,864m
Cost:income ratio (Note 1)	**63.5%**	72.9%	69.1%

(Note 1) The cost:income ratio is calculated by dividing the sum of operating expenses and depreciation on operating lease assets by total income.

Commercial Banking core operating profit increased by £27m to £96m.

- **Net interest income**

Net interest income of £101m was £29m higher than in the first half of 2006. This reflects both continued growth in commercial lending and business banking account balances, and a £4m increase in treasury revenues. The net interest margin has increased from 0.78% in the second half of 2006 to 0.88% in the first half of 2007, primarily as a result of the growth and change in the mix of commercial lending.

- **Non-interest income**

Non-interest income of £177m was £3m lower than in the first half of 2006. Higher non-interest income from the active management of our commercial lending book was more than offset by lower money transmission income. The fall in money transmission revenues was a result of the one-off fees reported in the first half of 2006 not being repeated.

- **Operating expenses**

Operating expenses of £139m were £5m lower than in the first half of 2006. The increased costs associated with the expansion of our business centre network, the recruitment of more relationship managers and the growth in our commercial lending operation have been more than offset by the one-off and ongoing cost savings from the new Post Office contract.

- **Depreciation on operating lease assets**

Operating lease depreciation in the first half of 2007 was £37m, compared with £40m in the first half of 2006.

- **Impairment losses**

The impairment loss charge in the first half of 2007 was £6m (June 2006: £1m credit) and included a specific impairment provision of £3m. The credit in the first half of 2006 included a number of recoveries and the release of a specific impairment provision. As at 30 June 2007, 0.20% of commercial lending balances were over 30 days in arrears (December 2006: 0.60%).

- **Commercial lending balances**

The total commercial lending book, including lending to business banking customers, net of provisions and intercompany lending, as at 30 June 2007 was £7.3bn and is included in the following balance sheet headings:

	As at 30.06.07 £m	As at 30.06.06 £m	As at 31.12.06 £m
Loans and advances to customers:			
Secured commercial loans	**3,886**	2,739	3,159
Unsecured commercial loans	**1,261**	913	1,097
Net investment in finance leases and hire purchase contracts	**1,885**	1,880	1,927
Operating lease assets	**281**	352	300
Assets held for sale (Note 1)	**–**	391	–
Total commercial lending balances	**7,313**	6,275	6,483

(Note 1) This related to an anticipated sale of commercial customer leases, which completed in the second half of 2006.

8.1.3 GROUP ITEMS

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Net interest income	**–**	–	–
Non-interest income	**1**	–	3
Total income	**1**	–	3
Operating expenses	**(21)**	(12)	(25)
Core operating loss	**(20)**	(12)	(22)

Group Items represent corporate overheads and income not allocated to business units. Operating expenses in the first half of 2007 included a £9m asset write-down incurred as part of the redevelopment of our Bootle administration centre.

8.2 GROUP RESULTS BY INCOME STATEMENT CATEGORY

8.2.1 NET INTEREST INCOME

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	Year ended 31.12.06 £m
Net interest income	**412**	373	408	781
Average balances:				
Interest-earning assets (IEA)	**66,057**	57,777	62,564	60,190
Financed by:				
Interest-bearing liabilities	**60,903**	52,441	56,871	54,674
Interest-free liabilities	**5,154**	5,336	5,693	5,516
	%	%	%	%
Interest spread	**0.88**	0.93	0.89	0.90
Contribution of interest-free liabilities	**0.38**	0.37	0.40	0.40
Net interest margin on average IEA	**1.26**	1.30	1.29	1.30

Group net interest income of £412m was £39m higher than in the first half of 2006, reflecting a 14% increase in average interest-earning assets.

The net interest margin in the first half of 2007 was 1.26%, 0.04% lower than for the whole of 2006, with a 0.11% increase in the Commercial Banking margin and a 0.12% fall in the Retail Banking margin.

We expect the Group net interest margin in the second half of 2007 to be broadly stable compared to the first half of 2007.

8.2.2 NON-INTEREST INCOME

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Fee and commission income	**244**	257	524
Fee and commission expense	**(17)**	(13)	(27)
Other operating income	**41**	28	90
Operating lease income	**48**	51	100
Core non-interest income	**316**	323	687
(Losses)/gains from fair value accounting volatility	**(4)**	3	8
Total	**312**	326	695

Core non-interest income of £316m was £7m lower than in the first half of 2006, reflecting reductions in both Retail and Commercial Banking.

Fee and commission income has fallen primarily as a result of making a provision against anticipated customer complaints about overdraft fees. Other operating income included £10m excess from the sale of credit card accounts to MBNA (June 2006: £13m), and revenues from the continued active management of the commercial lending book.

The £4m loss (June 2006: £3m gain) from fair value accounting volatility is explained in section 8.3.

8.2.3 ADMINISTRATIVE EXPENSES AND DEPRECIATION

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Staff related expenditure	**148**	142	290
Post Office/cash business	**45**	61	134
Marketing costs	**20**	30	53
Premises, equipment and other	**87**	82	163
Outsourcing costs	**9**	10	17
Administrative expenses	**309**	325	657
Depreciation and amortisation on fixed assets other than operating lease assets	**31**	16	42
Core operating expenses	**340**	341	699
Depreciation on operating lease assets	**37**	40	79
Total costs excluding redundancy costs	**377**	381	778
Redundancy costs	**1**	14	24
Total costs	**378**	395	802
Cost:income ratio (Note 1)	**51.8%**	54.8%	53.0%

(Note 1) The cost:income ratio is calculated by dividing total costs excluding redundancy costs by total income excluding gains or losses from fair value accounting volatility.

The Group cost:income ratio was 51.8%, compared to 54.8% in the first half of 2006 and 53.0% in 2006 as a whole.

The Group's core operating expenses were £340m in the first half of 2007, £1m lower than in the first half of 2006. Post Office/cash business costs have reduced as a result of one-off and ongoing benefits from the renegotiation of the cash contract in April 2007. Marketing costs in the first half of 2007 were similar to the second half of 2006, and reflect the increasing volume of business generated via the internet. The depreciation and amortisation charge increased by £15m to £31m in the first half of the year, reflecting the £9m asset write-down relating to the redevelopment of our Bootle administration centre and a higher software amortisation charge.

8.2.4 IMPAIRMENT

The charge for impairment losses can be analysed as follows:

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Six months ended 31.12.06 £m	Year ended 31.12.06 £m
Mortgages	**-**	(2)	(1)	(3)
Personal loans	**42**	45	45	90
Current accounts	**8**	5	5	10
Retail Banking	**50**	48	49	97
Commercial Banking	**6**	(1)	9	8
Total	**56**	47	58	105

The charge for impairment losses in the first half of 2007 was £56m, £9m higher than the first half of 2006. The Retail Banking charge increased by £2m and the Commercial Banking charge increased by £7m.

The closing balances on impairment provisions were as follows:

	As at 30.06.07 £m	As at 31.12.06 £m
Mortgages	**13**	13
Personal loans	**132**	127
Current accounts	**13**	10
Retail Banking	**158**	150
Commercial Banking	**24**	18
Total provisions	**182**	168

Mortgage provisions have remained constant, reflecting continued excellent asset quality.

The increase in provisions for personal loans and current accounts reflects the growth in both our unsecured personal loan book and active current account base.

The total level of Commercial Banking provisions as at 30 June 2007 was £24m (December 2006: £18m). Commercial Banking provisions represented 0.3% (December 2006: 0.3%) of commercial lending balances. In addition to the provisions shown above, there was a £4m (December 2006: £4m) residual value provision against operating lease assets. Of the leasing book of £2.2bn, 41% was bank guaranteed (December 2006: 45%). There were no treasury impairment provisions.

Of the total provisions of £182m at the end of June 2007, collective impairment provisions were £167m (December 2006: £158m) and individual impairment provisions were £15m (December 2006: £10m).

8.2.5 TAXATION

The tax charge for the period to 30 June 2007 was £77.5m (June 2006: £37.5m).

The underlying effective tax rate in the first half of 2007 was 27.6% (June 2006: 27.2%).

Statutory profit before tax for the first half of 2007 was £290.1m. In calculating the underlying effective tax rate adjustments have been made for a tax credit of £1.2m in respect of the £4.1m fair value accounting volatility loss and a tax credit of £0.3m in respect of £1.1m of redundancy costs. Underlying profits have also been adjusted for the appropriation of profit of £8.7m in respect of our innovative tier 1 capital securities.

Statutory profit before tax for the first half of 2006 was £256.9m. In calculating the underlying effective tax rate adjustments have been made for the release of a £29.7m tax provision, tax of £0.9m in respect of the £3.0m fair value accounting volatility gain and a tax credit of £4.3m in respect of £14.3m of redundancy costs. Underlying profits have also been adjusted for the appropriation of profit of £8.7m in respect of our innovative tier 1 capital securities.

The recently enacted change in the rate of statutory corporation tax, effective from April 2008, has not had a significant impact on the Group's pre or post tax results for the first half of 2007.

We expect to maintain an underlying effective rate of tax which is below the statutory rate of corporation tax.

8.2.6 PENSIONS

The retirement benefits liability at 30 June 2007 has reduced to £38.6m (December 2006: £47.8m). This is based upon the actuarial assumptions used for the 2006 full year results.

	As at 30.06.07 £m	As at 30.06.06 £m	As at 31.12.06 £m
Deficit in scheme	**(19.2)**	(79.4)	(26.3)
Post-retirement medical benefits liability	**(19.4)**	(23.8)	(21.5)
Total retirement benefits liability	**(38.6)**	(103.2)	(47.8)

8.2.7 DIVIDENDS

We maintain our progressive dividend policy, with an interim dividend up 7% to 18.8p per share (June 2006: 17.6p).

8.3 FAIR VALUE ACCOUNTING VOLATILITY

The fair value accounting volatility loss of £4m (June 2006: £3m gain) represents the net fair value loss on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The loss is primarily due to timing differences in income recognition between the derivative instruments and the hedged assets and liabilities. The impact can be volatile, but will trend to zero over time and has been excluded in reporting the Group's underlying performance.

8.4 SUMMARY BALANCE SHEET

	As at 30.06.07 £m	As at 31.12.06 £m
Assets		
Cash, treasury assets and due from banks	**18,026**	18,696
Derivative financial instruments	**837**	692
Loans and advances to customers:		
Secured:		
Residential properties:		
Mortgages	**40,214**	38,002
Secured personal loans	**46**	18
Commercial loans	**3,886**	3,159
Other secured loans	**122**	243
	44,268	41,422
Unsecured:		
Personal loans	**3,817**	3,555
Commercial loans	**1,261**	1,097
Other unsecured loans	**142**	277
	5,220	4,929
Net investment in finance leases and hire purchase contracts	**1,885**	1,927
Intangible fixed assets	**86**	55
Property, plant and equipment	**241**	255
Operating lease assets	**281**	300
Other assets	**320**	281
Total assets	**71,164**	68,557
Liabilities		
Due to other banks	**7,978**	8,629
Derivative financial instruments	**814**	675
Customer accounts:		
Retail Banking	**23,285**	22,726
Commercial Banking	**7,430**	6,834
	30,715	29,560
Debt securities in issue	**27,425**	25,415
Other liabilities	**1,069**	960
Subordinated loan capital	**667**	697
Retirement benefit obligations	**39**	48
Total liabilities	**68,707**	65,984
Equity		
Innovative tier 1	**302**	311
Preference shares	**294**	294
Minority interests	**2**	-
Ordinary shareholders' funds	**1,859**	1,968
Total equity and liabilities	**71,164**	68,557

Total loans to customers, including 'Net investment in finance leases and hire purchase contracts' and 'Operating lease assets', increased by £3.1bn to £51.7bn, primarily reflecting a £2.2bn increase in mortgage assets and a £0.8bn increase in commercial lending. The balance sheet growth was mainly funded by an increase in customer accounts and debt securities in issue.

9 STATUTORY FINANCIAL INFORMATION

9.1 STATUTORY CONSOLIDATED INCOME STATEMENT

	Six months ended 30.06.07 Unaudited £m	Six months ended 30.06.06 Unaudited £m	Year ended 31.12.06 Audited £m
Interest receivable and similar income	**1,899.6**	1,440.4	3,115.2
Interest expense and similar charges (Note 1)	**(1,487.3)**	(1,067.0)	(2,334.6)
Net interest income	**412.3**	373.4	780.6
Fee and commission income	**244.1**	256.9	523.6
Fee and commission expense	**(17.2)**	(12.7)	(26.8)
(Losses)/gains from fair value accounting volatility	**(4.1)**	3.0	7.6
Other operating income	**89.2**	78.9	190.2
Total non-interest income	**312.0**	326.1	694.6
Operating income	**724.3**	699.5	1,475.2
Administrative expenses:			
Core administrative expenses	**(309.3)**	(325.0)	(656.8)
Redundancy costs	**(1.1)**	(14.3)	(24.2)
Total administrative expenses	**(310.4)**	(339.3)	(681.0)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets	**(21.4)**	(16.4)	(42.0)
On operating lease assets	**(37.1)**	(40.0)	(78.5)
Impairment of tangible fixed assets	**(9.3)**	-	-
	(67.8)	(56.4)	(120.5)
Total costs	**(378.2)**	(395.7)	(801.5)
Impairment losses on loans and advances	**(56.0)**	(46.9)	(104.8)
Profit before tax	**290.1**	256.9	568.9
Tax	**(77.5)**	(37.5)	(118.8)
Profit after tax	**212.6**	219.4	450.1
Profit attributable to:			
Innovative tier 1 holders	**8.7**	8.7	17.5
Minority interests	**1.6**	-	0.4
Preference shareholders	**18.7**	-	-
Ordinary shareholders of Alliance & Leicester plc	**183.6**	210.7	432.2
Earnings per share:			
Basic earnings per ordinary share	**41.8p**	46.7p	96.4p
Diluted earnings per ordinary share	**41.6p**	46.3p	95.9p

(Note 1) Includes £1.7m (June 2006: £2.1m gain, December 2006: £8.1m loss) in respect of forward exchange losses on foreign exchange derivatives.

9.2 STATUTORY CONSOLIDATED BALANCE SHEET

	As at 30.06.07 Unaudited £m	As at 30.06.06 Unaudited £m	As at 31.12.06 Audited £m
Assets			
Cash and balances with central banks	**1,589.1**	1,524.0	2,224.0
Due from other banks	**1,680.4**	2,661.6	2,948.7
Trading securities	**1,627.2**	624.9	1,152.9
Derivative financial instruments	**837.3**	474.1	691.8
Loans and advances to customers	**49,487.5**	43,331.2	46,350.7
Net investment in finance leases and hire purchase contracts	**1,885.3**	1,880.3	1,926.9
Investment securities:			
– available-for-sale	**11,521.3**	9,813.8	10,482.8
– held-to-maturity	**400.2**	344.7	364.7
– loans and receivables	**150.3**	150.3	150.3
– at fair value through profit or loss	**1,057.2**	530.7	1,373.3
Intangible fixed assets	**85.7**	31.6	54.7
Property, plant and equipment	**241.1**	254.4	255.0
Operating lease assets	**281.0**	351.6	300.5
Deferred tax assets	**6.0**	–	–
Other assets	**238.1**	213.4	220.5
Prepayments and accrued income	**76.0**	66.0	60.2
Assets held for sale	**–**	390.8	–
Total assets	**71,163.7**	62,643.4	68,557.0
Liabilities			
Due to other banks	**7,978.3**	6,636.7	8,629.6
Derivative financial instruments	**813.8**	496.1	675.4
Due to customers	**30,715.0**	28,240.2	29,559.4
Debt securities in issue	**27,425.4**	22,462.4	25,415.4
Other liabilities	**407.7**	310.5	417.1
Current tax liabilities	**38.8**	29.5	21.3
Fair value macro hedges	**386.2**	114.7	181.7
Accruals and deferred income	**236.6**	238.9	197.9
Deferred tax liabilities	**–**	173.4	141.9
Other borrowed funds	**666.5**	915.2	696.7
Retirement benefit obligations	**38.6**	103.2	47.8
Liabilities directly associated with assets held for sale	**–**	391.9	–
Total liabilities	**68,706.9**	60,112.7	65,984.2
Equity			
Innovative tier 1	**301.8**	301.8	310.6
Preference shares	**294.0**	294.0	294.0
Minority interests	**2.1**	–	0.4
	597.9	595.8	605.0
Called up share capital	**215.1**	225.3	219.0
Share premium account	**119.3**	96.8	105.6
Capital redemption reserve	**84.7**	73.0	79.9
Reserve for share-based payments	**23.3**	14.6	21.0
Available-for-sale reserve	**4.5**	4.3	4.2
Cash flow hedging reserve	**(59.5)**	(10.0)	(19.3)
Retained earnings	**1,471.5**	1,530.9	1,557.4
Total ordinary shareholders' equity	**1,858.9**	1,934.9	1,967.8
Total equity and liabilities	**71,163.7**	62,643.4	68,557.0

9.3 STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended 30.06.07 Unaudited £m	Six months ended 30.06.06 Unaudited £m	Year ended 31.12.06 Audited £m
Available-for-sale investments:			
Valuation gains/(losses) taken to equity	**0.4**	(2.0)	(1.7)
Net losses transferred to profit on disposal	**-**	(0.1)	(0.5)
Cash flow hedges:			
Losses taken to equity	**(54.5)**	(46.1)	(57.6)
Transferred to net profit	**(2.9)**	(0.3)	(2.1)
Actuarial gains on retirement benefit obligations	**-**	-	49.7
Tax on items taken directly in equity	**17.1**	14.5	3.6
Net expense recognised directly in equity	**(39.9)**	(34.0)	(8.6)
Profit after tax	**212.6**	219.4	450.1
Innovative tier 1 holders	**(8.7)**	(8.7)	(17.5)
Minority interests	**(1.6)**	-	(0.4)
Preference shareholders	**(18.7)**	-	-
Total recognised income for the period attributable to ordinary shareholders of Alliance & Leicester plc	**143.7**	176.7	423.6

9.4 STATUTORY CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30.06.07 Unaudited £m	Six months ended 30.06.06 Unaudited £m	Year ended 31.12.06 Audited £m
Cash flows from operating activities			
Profit before tax	**290.1**	256.9	568.9
Increase in accrued income and prepayments	**(15.6)**	(11.1)	(9.9)
Increase/(decrease) in accruals and deferred income	**27.9**	(22.9)	(145.1)
Provisions for impairment	**56.0**	46.9	104.8
Loans and advances written off net of recoveries	**(44.6)**	(43.6)	(102.6)
Depreciation and amortisation	**58.9**	61.9	120.1
Interest on subordinated loan added back	**21.8**	20.6	52.3
Provisions for liabilities and charges	**(9.2)**	(3.7)	(9.4)
Unamortised costs on subordinated debt	**-**	0.2	0.4
Other non-cash movements	**(5.6)**	-	(32.4)
Cash generated from operations	**379.7**	305.2	547.1
Interest paid on loan capital	**(21.8)**	(20.6)	(52.3)
Tax paid	**(31.5)**	(32.4)	(80.6)
Cash flows from operating profits before changes in operating assets and liabilities	**326.4**	252.2	414.2
Changes in operating assets and liabilities:			
Net decrease in treasury and other eligible bills	**-**	17.1	17.1
Net increase in amounts due from other banks and loans and advances to customers	**(1,782.6)**	(3,520.0)	(6,798.4)
Net increase in debt and equity securities	**(435.7)**	(221.9)	(967.6)
Net increase in fair value macro hedges	**204.5**	174.5	241.5
Net (increase)/decrease in other assets	**(13.6)**	5.2	(1.9)
Net increase in amounts due to other banks and customers	**504.3**	1,872.5	5,184.6
Net (increase)/decrease in derivative financial instruments	**(64.5)**	39.3	205.3
Net increase in debt securities in issue	**2,010.0**	1,057.1	4,010.1
Net (decrease)/increase in other liabilities	**(93.5)**	272.3	87.8
Net decrease in other borrowed funds	**(30.2)**	(24.1)	(42.8)
Other non-cash movements	**4.8**	(0.7)	2.6
Net cash from operating activities	**629.9**	(76.5)	2,352.5
Cash flows from investing activities			
Purchase of non-dealing securities	**(2,272.9)**	(2,081.0)	(5,850.7)
Proceeds from sale and redemption of non-dealing securities	**1,476.4**	1,882.5	4,120.6
Acquisition of subsidiaries, net of cash acquired	**(173.0)**	-	-
Disposal of subsidiaries, net of cash disposed	**87.3**	-	327.7
Purchase of intangible assets and property, plant and equipment	**(79.8)**	(70.8)	(155.3)
Proceeds from sale of property, plant and equipment	**19.2**	12.4	71.7
Net cash used in investing activities	**(942.8)**	(256.9)	(1,486.0)
Cash flows from financing activities			
Repayments of borrowed funds	**-**	-	(200.0)
Issue of ordinary shares	**12.5**	12.6	22.0
Issue of preference shares	**-**	294.0	294.0
Repurchase of ordinary shares	**(97.5)**	-	(151.0)
Dividends paid	**(160.1)**	(156.3)	(235.1)
Preference dividends paid	**(18.7)**	-	-
Interest paid on loan capital	**(17.5)**	(17.5)	(17.5)
Net cash used in financing activities	**(281.3)**	132.8	(287.6)
Net (decrease)/increase in cash and cash equivalents	**(594.2)**	(200.6)	578.9
Cash and cash equivalents at beginning of year	**2,622.6**	2,043.7	2,043.7
Cash and cash equivalents at end of period	**2,028.4**	1,843.1	2,622.6

10 CAPITAL

From 1 January 2007 Alliance & Leicester has been operating under the Basel II capital regime. Capital disclosures under Basel II are still evolving across the industry. We have therefore updated our capital disclosures to reflect the new regime.

10.1 CAPITAL STRUCTURE

10.1.1 CAPITAL RESOURCES

	As at 30.06.07 £m	As at 01.01.07 £m
Tier 1:		
Core tier 1 capital	**1,849**	2,002
Preference share capital	**294**	294
Innovative tier 1	**302**	311
Total tier 1 (before deductions)	**2,445**	2,607
Tier 1 deductions:		
Intangible assets (Note 1)	**(86)**	(55)
Expected losses (Note 2)	**(91)**	(90)
Total tier 1 deductions	**(177)**	(145)
Total tier 1 after deductions	**2,268**	2,462
Tier 2:		
Total tier 2 (before deductions)	**613**	654
Tier 2 deductions:		
Expected losses (Note 2)	**(91)**	(90)
Total tier 2 after deductions	**522**	564
Total capital resources	**2,790**	3,026

(Note 1) Intangible assets includes capitalised software and goodwill.
(Note 2) Under Basel II a deduction is made for the excess of expected losses over collective provisions. Half of this is deducted from tier 1 capital and half from tier 2 capital.

As part of our 2007 share buyback programme the Group bought back 9.6m shares at a total cost of £109m in the first half of 2007.

10.1.2 RISK WEIGHTED ASSETS

The table below shows the Group's risk weighted assets (RWA) and operational risk under Basel II Pillar I, and the Basel I RWA.

Basel II – Pillar I	**As at 30.06.07 £m**	As at 01.01.07 £m
Risk weighted assets:		
Mortgages	**4,684**	4,539
Unsecured personal loans	**3,877**	3,808
Corporates	**5,882**	4,909
Other	**5,118**	4,704
Total credit and market RWA	**19,561**	17,960
Operational risk (Note 1)	**2,260**	2,260
Total Basel II – Pillar I RWA	**21,821**	20,220
Total Basel I RWA	**34,792**	32,180

(Note 1) Notional risk weighted assets calculated at the end of each financial year.

As a result of Basel II, the Group's RWA at 30 June 2007 were 37% lower than they would have been under Basel I, reflecting our high quality assets and risk management processes.

10.1.3 CAPITAL REQUIREMENTS

	As at 30.06.07 £m	As at 01.01.07 £m
Pillar 1 capital requirement	**1,746**	1,618

The Basel II - Pillar I capital requirement of £1,746m is 8% of total Basel II - Pillar I RWA of £21,821m, which is shown in the table 10.1.2. Our internal assessment of the Pillar II capital requirement is currently around 25% of the Group's Pillar I requirement, prior to any additional FSA capital guidance.

Under Basel II - Pillar III, the Group is required to disclose additional information on its loans and advances. These disclosures will provide more detail of our high quality assets. The Group is currently working on the Pillar III disclosures and our current intention is to publish these on the Group website shortly after publication of the 2007 Annual Report and Accounts.

During the transition to Basel II the Group is required to hold capital at or above a transitional floor. This floor is calculated as 8% of Basel I RWA, less collective provisions, multiplied by a factor of 95% in 2007, 90% in 2008 and 80% in 2009.

Under Basel II neither our internal capital adequacy assessment, nor capital guidance from the FSA, are expressed in terms of a single specific capital ratio. We are therefore not proposing to report capital ratios in the future.

The Group has a strong capital position with total capital resources higher than our Basel II capital requirement.

10.2 RECONCILIATION OF ORDINARY SHAREHOLDERS' FUNDS TO EQUITY TIER 1 CAPITAL

	As at 30.06.07 £m	As at 30.06.06 £m	As at 31.12.06 £m
Ordinary shareholders' funds (equity)	**1,859**	1,935	1,968
Adjusted for:			
Pension fund deficit add back (Note 1)	**14**	31	19
Cashflow hedges and available-for-sale assets (Note 2)	**55**	6	15
Minority interest	**2**	–	–
Interim dividend (Note 3)	**(81)**	n/a	n/a
Core tier 1 capital	**1,849**	1,972	2,002
Intangible assets (Note 4)	**(86)**	(32)	(55)
Equity tier 1 capital	**1,763**	1,940	1,947

(Note 1) The regulatory capital rules allow the pension scheme deficit to be added back to regulatory capital and a deduction taken instead for an estimate of the additional contributions to be made in the next 5 years, less associated deferred tax.
(Note 2) Gains or losses on cashflow hedges and available for sale assets are required to be excluded from equity tier 1 capital.
(Note 3) The interim dividend for 2007 is deducted from capital following new FSA guidance effective from 29.06.07.
(Note 4) Intangible assets, including capitalised software and goodwill, are deducted in the calculation of equity tier 1 capital.

10.3 UNDERLYING RETURN ON EQUITY TIER 1 CAPITAL

The Group has a strategic objective to deliver a minimum 20% underlying return on equity tier 1 capital each year. This measure excludes any gain or loss from fair value accounting volatility. The basis of the calculation is consistent with prior years and is analysed below:

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Profit attributable to ordinary shareholders	**183.6**	210.7	432.2
Adjusted for:			
Redundancy costs	**1.1**	14.3	24.2
Less associated tax credit	**(0.3)**	(4.3)	(7.3)
Release of tax provision (Note 1)	**–**	(29.7)	(29.7)
Losses/(gains) from fair value accounting volatility	**4.1**	(3.0)	(7.6)
Less associated tax (credit)/charge	**(1.2)**	0.9	2.3
Core profit after tax	**187.3**	188.9	414.1
Average equity tier 1	**1,855**	1,920	1,923
Underlying return on equity tier 1	**20.4%**	19.8%	21.5%

(Note 1) The tax provision release in 2006 is in respect of the excess received from the disposal of the credit card accounts to MBNA in August 2002.

11 EARNINGS PER SHARE

Basic statutory earnings per ordinary share of 41.8p are calculated by dividing the Group profit attributable to ordinary shareholders of £183.6m by the weighted average number of ordinary shares in issue during the period of 438.8 million.

	Six months ended 30.06.07	Six months ended 30.06.06	Year ended 31.12.06
Group profit attributable to ordinary shareholders	**£183.6m**	£210.7m	£432.2m
Weighted average number of ordinary shares in issue during the period	**438.8m**	450.9m	448.4m
Basic statutory earnings per ordinary share	**41.8p**	46.7p	96.4p

The underlying basic earnings per ordinary share of 42.7p are provided to disclose the trend in earnings excluding the distorting effect of non-operating items and the impacts arising from fair value accounting volatility. This is based on the same number of shares, the core profit after tax for the year after excluding the redundancy costs, impacts arising from fair value accounting volatility and the release of the tax provision relating to the sale of the credit card accounts in the first half of 2006.

	Six months ended 30.06.07 £m	Six months ended 30.06.06 £m	Year ended 31.12.06 £m
Profit attributable to ordinary shareholders	**183.6**	210.7	432.2
Adjusted for:			
Redundancy costs	**1.1**	14.3	24.2
Less associated tax credit	**(0.3)**	(4.3)	(7.3)
Release of tax provision	**-**	(29.7)	(29.7)
Losses/(gains) from fair value accounting volatility	**4.1**	(3.0)	(7.6)
Less associated tax (credit)/charge	**(1.2)**	0.9	2.3
Core profit after tax for the period	**187.3**	188.9	414.1
Underlying basic earnings per ordinary share	**42.7p**	41.9p	92.4p

Group profit attributable to ordinary shareholders for the six months to June 2007 includes a full year's coupon of £18.7m on the £300m of preference shares issued in May 2006. There was no corresponding charge in 2006. This has contributed to the fall in the basic statutory earnings per ordinary share and the reduced growth in underlying basic earnings per ordinary share.

The diluted earnings per share of 41.6p are based on the total dilutive potential shares and the Group profit attributable to ordinary shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Six months ended 30.06.07 m	Six months ended 30.06.06 m	Year ended 31.12.06 m
Weighted average number of ordinary shares in issue	**438.8**	450.9	448.4
Weighted average diluted options outstanding	**2.6**	3.8	2.3
Total	**441.4**	454.7	450.7

	As at 30.06.07 m	As at 30.06.06 m	As at 31.12.06 m
Total number of shares in issue	**430**	451	438

12 BASIS OF PREPARATION

The accounts are prepared in accordance with International Financial Reporting Standards. The accounting policies are consistent with those used for the full year ended 31 December 2006.

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Alliance & Leicester plc for the year ended 31 December 2006 have been filed with the Registrar of Companies for England and Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985.

This interim results announcement was approved by the Group Board on 26 July 2007.

13 INDEPENDENT REVIEW REPORT TO ALLIANCE & LEICESTER PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprise the statutory consolidated income statement, balance sheet, statement of recognised income and expense and the cash flow statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London, England
26 July 2007

14 CONTACTS

Should you have any queries please contact: -

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Mark Browne	Head of Financial Relations and External Reporting	Tel: 0116 200 2123
Press Office		Tel: 0116 200 3355

This report is also available on the Alliance & Leicester corporate web site (www.alliance-leicester-group.co.uk) from 7.00 am on 27 July 2007.

A presentation of the results for analysts and investors will be given on the morning of the results announcement. A live audiocast with synchronised slides of this event will be available from 9.30 am on the Group's corporate web site (www.alliance-leicester-group.co.uk). Later in the day, an archive version of the presentation slides and audio, will be available on the Alliance & Leicester corporate web site.

Alliance & Leicester plc. Registered Office: Carlton Park, Narborough, Leicester LE19 0AL.
Company No: 3263713. Registered in England.

15 SHAREHOLDER INFORMATION

Financial Calendar	
Ex dividend date for interim dividend	Wednesday 5 September 2007
Record date for interim dividend	Friday 7 September 2007
Payment date for interim dividend	Monday 8 October 2007
Provisional date for preliminary results 2007 to be announced	Wednesday 20 February 2008
Provisional date for interim results 2008 to be announced	Friday 1 August 2008

Dividends	
Interim dividend 2006	17.6p
Final dividend 2006	36.5p
Interim dividend 2007	18.8p

16 FORWARD LOOKING STATEMENTS

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Nothing in this announcement should be construed as a profit forecast.

END

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 30 August 2007 consists of:

430,363,957 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **430,363,957.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 30 July 2007 consists of:

430,197,319 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **430,197,319.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

File No. 82-4964

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 August 2007
6. Date on which issuer notified:	17 August 2007
7. Threshold(s) that is/are crossed or reached:	From 3% to 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP0.50	15,705,558	15,705,558	17,195,530	17,195,530		4.00	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,195,530	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (17,195,530 = 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Legal & General Insurance Holdings Limited (Direct)

Limited (Direct) (LGIMHD) (14,795,741 – 3.44% = PMC)	(LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (14,795,741 – 3.44% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 429,067,215
14. Contact name:	Simon Lloyd (Group Secretary)
15. Contact telephone number:	0116 200 4388

END